Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 10

DATED MARCH 19, 2012

TO THE PROSPECTUS DATED SEPTEMBER 29, 2011

OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 9 dated February 29, 2012 (which superseded all prior Supplements).  Unless otherwise defined in this Supplement No. 10, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

The purposes of this Supplement No. 10 are as follows: to incorporate the relevant sections of our Annual Report on Form 10-K for the year ended December 31, 2011, including the sections captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements as of and for the year ended December 31, 2011 and certain updates to our risk factors; and to provide an update on the status of our current public offering.

Description of Real Estate Assets

Summary Overview

We own interests in retail, office and multi-family properties. As of December 31, 2011, we, through our wholly-owned subsidiaries, owned fee simple interests in all of the properties listed below, except for the Temple Terrace property, in which we have a controlling interest in the joint venture. The majority of properties are encumbered by mortgages totaling $463,664 (in thousands).

As of December 31, 2011, annualized base rent per square foot averaged $13.39 for all properties other than the multi-family property and $9,403 per unit for the multi-family property.  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

			As of December 31, 2011
Property	Location	Square Footage/Units	Physical Occupancy	Economic Occupancy (a)
Retail:
Merrimack Village Center	Merrimack, NH	82,292	98.3%	98.3%
Pleasant Hill Commons	Kissimmee, FL	70,642	95.2%	95.2%
Regal Court	Shreveport, LA	363,174	98.9%	98.9%
Draper Crossing	Draper, UT	167,148	94.0%	96.4%
Tradition Village Center	Port St. Lucie, FL	112,421	92.4%	92.4%
The Landing at Tradition	Port St. Lucie, FL	359,775	91.0%	91.0%
Temple Terrace	Temple Terrace, FL	87,213	88.6%	88.6%
Kohl’s at Calvine Pointe	Elk Grove, CA	89,887	100.0%	100.0%
Lake City Commons	Lake City, FL	66,510	94.2%	94.2%
Publix Shopping Center	St. Cloud, FL	78,820	98.5%	98.5%
Kohl’s Bend River Promenade	Bend, OR	69,000	100.0%	100.0%
Whispering Ridge	Omaha, NE	69,676	100.0%	100.0%

			As of December 31, 2011
Property	Location	Square Footage/Units	Physical Occupancy	Economic Occupancy (a)
Bell Oaks Shopping Center	Newburgh, IN	94,811	100.0%	100.0%
Colonial Square Town Center	Fort Myers, FL	272,354	88.6%	98.9%
Shops at Village Walk	Fort Myers, FL	78,533	88.2%	95.8%
Lima Marketplace	Fort Wayne, IN	106,880	95.6%	98.6%
Dollar General- Ariton	Ariton, AL	9,014	100.0%	100.0%
Dollar General- Collins	Collins, GA	9,014	100.0%	100.0%
Dollar General- Decatur	Decatur, AL	9,014	100.0%	100.0%
Dollar General- Dublin	Dublin, GA	10,640	100.0%	100.0%
Dollar General- Duncanville	Duncanville, AL	9,026	100.0%	100.0%
Dollar General- Excel	Frisco City, AL	8,982	100.0%	100.0%
Dollar General- LaGrange	LaGrange, GA	9,014	100.0%	100.0%
Dollar General- Milledgeville	Milledgeville, GA	9,014	100.0%	100.0%
Dollar General- Uriah	Uriah, AL	9,100	100.0%	100.0%
Waxahachie Crossing	Waxahachie, TX	97,011	96.3%	96.3%
Village at Bay Park	Ashwaubenon, WI	180,758	98.2%	98.2%
Northcrest Shopping Center	Charlotte, NC	133,674	84.7%	100.0%
Prattville Town Center	Prattville, AL	168,914	88.0%	100.0%
Landstown Commons	Virginia Beach, VA	409,747	93.8%	93.8%
Silver Springs Pointe	Oklahoma City, OK	135,028	98.1%	98.1%
Copps Grocery Store	Neenah, WI	61,065	100.0%	100.0%
University Town Center	Norman, OK	158,516	99.1%	100.0%
Pick N Save Grocery Store	Burlington, WI	48,403	100.0%	100.0%
Walgreens — Lake Mary	Lake Mary, FL	21,370	100.0%	100.0%
Walgreens Plaza	Jacksonville, NC	42,219	83.6%	83.6%
Walgreens — Heritage Square	Conyers, GA	22,385	93.6%	100.0%
Perimeter Woods	Charlotte, NC	303,353	97.3%	100.0%
Draper Peaks	Draper, UT	229,796	85.1%	97.3%
Shoppes at Prairie Ridge	Pleasant Prairie, WI	232,766	91.4%	100.0%
Fairgrounds Crossing	Hot Springs, AR	155,127	97.1%	100.0%
Mullins Crossing	Evans, GA	297,168	97.5%	100.0%
Fox Point	Neenah, WI	171,121	98.1%	98.1%
Harvest Square	Harvest, AL	70,600	97.2%	97.2%
Palm Coast Landing	Palm Coast, FL	171,297	100.0%	100.0%
Dollar General — Sycamore	Sycamore, AL	9,026	100.0%	100.0%
Office:
Siemens’ Building	Buffalo Grove, IL	105,106	100.0%	100.0%
Time Warner Cable Division HQ	East Syracuse, NY	102,924	100.0%	100.0%
Multi-Family:
The Crossings at Hillcroft	Houston, TX	300 units	92.2%	92.2%
Portfolio Totals		5,579,328 sq. ft. and 300 units	94.7%	97.3%

(a)                   Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement.

The following table sets forth a summary, as of December 31, 2011, of lease expirations scheduled to occur during each of the calendar years from 2012 to 2016 and thereafter, assuming no exercise of renewal options or early termination rights for leases commenced on or prior to December 31, 2011 and does not include multi-family leases (dollar amounts stated in thousands, except per square foot amounts).

Lease Expiration Year	Number of Expiring Leases	Gross Leasable Area of Expiring Leases - Square Footage	Percent of Total Gross Leasable Area of Expiring Leases	Total Annualized Base Rent of Expiring Leases (a)	Percent of Total Annualized Base Rent of Expiring Leases	Annualized Base Rent per Leased Square Foot
2012 (b)	44	134,616	2.5%	$2,484	3.2%	$18.45
2013	116	340,194	6.4%	6,856	8.7%	20.15
2014	74	223,506	4.2%	4,475	5.7%	20.02
2015	53	199,344	3.8%	3,460	4.4%	17.36
2016	81	322,830	6.1%	5,062	6.5%	15.68
Thereafter	222	4,072,781	77.0%	56,117	71.5%	13.78
Leased Total	590	5,293,271	100.0%	$78,454	100.0%	$14.82

(a)                   Represents the base rent in place at the time of lease expiration.

(b)                  Includes month-to-month leases.

The following table sets forth our top five tenants in our portfolio based on annualized base rent for leases commenced on or prior to December 31, 2011 (dollar amounts stated in thousands, except per square foot amounts).

Tenant	Number of Leases	Gross Leasable Area - Square Footage	Percent of Portfolio Total Gross Leasable Area	Total Annualized Base Rent	Percent of Portfolio Total Annualized Base Rent	Annualized Base Rent per Square Foot
Kohl’s	8	512,623	9.2%	$5,391	7.0%	$10.52
Publix Super Markets	6	291,119	5.2%	3,316	4.3%	11.39
PetSmart	11	211,275	3.7%	3,314	4.3%	15.69
Best Buy	4	137,839	2.5%	2,185	2.8%	15.85
Walgreens	4	54,729	1.0%	2,049	2.6%	37.44
Top Five Tenants	33	1,207,585	21.6%	$16,255	21.0%	$13.46

The following table sets forth a summary of our tenant diversity for our entire portfolio and is based on leases commenced on or prior to December 31, 2011.

Tenant Type	Gross Leasable Area - Square Footage	Percent of Total Gross Leasable Area
Department	855,816	15.2%
Grocery	703,154	12.5%
Clothing and accessories	420,205	7.5%
Home goods	403,581	7.2%
Restaurants and fast food	346,577	6.2%

Tenant Type	Gross Leasable Area - Square Footage	Percent of Total Gross Leasable Area
Dollar stores and off price clothing	346,536	6.2%
Multi-family	324,936	5.8%
Sporting goods	321,817	5.7%
Lifestyle, health clubs, books and phones	319,213	5.7%
Consumer services, salons, cleaners and banks	259,377	4.6%
Pet supplies	258,475	4.6%
Commercial office	208,030	3.7%
Shoes	167,166	3.0%
Art supplies, crafts and hobby shops	159,676	2.8%
Health, doctors and health food	157,808	2.8%
Electronic	155,223	2.8%
Office supplies	134,763	2.4%
Other	75,854	1.3%
Total	5,618,207	100.0%

Recent Financing Transaction

Modification of Landstown Commons Shopping Center Loan.  Effective March 13, 2012, we, our wholly-owned subsidiary, Inland Diversified Virginia Beach Landstown, L.L.C., as borrower, and Bank of America, N.A., as lender, entered into a modification agreement to modify certain of the terms of the original loan documents governing our loan secured by the Landstown Commons Shopping Center property.  As of March 13, 2012, the principal amount of this loan was approximately $50.1 million. Under the modification agreement, the maturity date of this loan has been extended from March 25, 2012 to September 25, 2013.  Further, under the modification agreement, effective as of March 25, 2012, the interest payable on the loan will be reduced from a rate equal to the British Bankers Association LIBOR rate, calculated daily (“BBA LIBOR”), plus 3.00% per annum, to BBA LIBOR plus 2.25% per annum.  Except as described herein, the terms of the original loan documents remain materially unchanged by the modification agreement.

Risk Factors

The following risk factor supersedes and replaces the risk factor captioned “We have a limited operating history,” which is located on page 34 of the prospectus.

We have a limited operating history.

We have a limited operating history. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of an investor’s investment could decline substantially. We were formed in June 2008 and, as of December 31, 2011, had acquired 46 retail properties, two office properties and one multi-family property. As a company in its early stages of operations, we have incurred losses since our inception and we may continue to incur losses. As a result, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

The following risk factor supersedes and replaces the risk factor captioned “There is no public market for our shares, and you may not be able to sell your shares,” which is located on page 34 of the prospectus.

There is no public market for our shares, and you may not be able to sell your shares.

There is no established public market for our shares and no assurance that one may develop.  Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading by a specified date. Our board does not anticipate evaluating a listing on a national securities exchange until at least 2014. In addition, even if our board decides to seek a listing of our shares of common stock, there is no assurance that we will satisfy the listing requirements or that our shares will be approved for listing.  Further, our charter limits a person or group from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without prior approval of our board. Moreover, our share repurchase program includes numerous restrictions that would limit your ability to sell your shares to us. Our board of directors may reject any request for repurchase of shares, or amend, suspend or terminate our share repurchase program upon notice. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you likely will have to sell them at a substantial discount to the price you paid for the shares. It also is likely that your shares would not be accepted as the primary collateral for a loan.

The following risk factor is inserted to the prospectus directly preceding the risk factor captioned “The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings,” which is located on page 36 of the prospectus.

Recent market disruptions may adversely impact many aspects of our operating results and operating condition.

The financial and real estate markets have undergone pervasive and fundamental disruptions in the last few years. The disruptions have had and may continue to have an adverse impact on the availability of credit to businesses generally, and real estate in particular, and have resulted in and could lead to further weakening of the U.S. and global economies.  The availability of debt financing secured by commercial real estate has declined as a result of tightened underwriting standards.  Our business has been affected, and may continue to be affected, by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our real estate assets are located, including the dislocations in the credit markets and general global economic recession.  These challenging economic conditions also may impact the ability of certain of our tenants to satisfy rental payments under existing leases.  Specifically, these conditions may have the following consequences:

•                                          the financial condition of our tenants may be adversely affected, which may result in us having to reduce rental rates in order to retain the tenants;

•                                          an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors, which could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;

•                                          credit spreads for major sources of capital may widen if stockholders demand higher risk premiums or interest rates could increase due to inflationary expectations, resulting in an increased cost for debt financing;

•                                          our ability to borrow on terms and conditions that we find acceptable may be limited, which could result in our operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders or pursue acquisition opportunities, among other things, and increase our interest expense;

•                                          a further reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity and reduce the loan to value ratio upon which lenders are willing to lend;

•                                          the value of certain of real estate assets may decrease below the amounts we pay for them, which would limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by these assets and could reduce the availability of unsecured loans;

•                                          the value and liquidity of short-term investments, if any, could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for these investments or other factors; and

•                                          one or more counterparties to derivative financial instruments that we enter into could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our investments.

The following risk factor supersedes and replaces the risk factor captioned “The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings,” which is located on page 36 of the prospectus.

The amount and timing of distributions may vary.

There are many factors that can affect the availability and timing of cash distributions paid to our stockholders such as our ability to buy, and earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure investments and general financial condition. Actual cash available for distribution may vary substantially from estimates. In addition, to the extent we invest in development or redevelopment projects, or in properties requiring significant capital requirements, our ability to make distributions may be negatively impacted, especially while we are raising capital and acquiring properties.  If we are not able to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated from investing activities, including the net proceeds from the sale of our assets. Distributions reduce the amount of money available to invest in properties or other real estate assets.

In addition, our credit agreement, dated November 1, 2010, with KeyBank National Association as administrative agent for itself and any other lenders which may become parties to the agreement (the “Credit Facility”), imposes limits on our ability to pay distributions. More specifically, without lender consent, we may not declare and pay distributions if any default under the agreement then exists or if distributions, excluding any distributions reinvested through our DRP, for the then-current quarter (and beginning with our fiscal quarter ending March 31, 2012, for the past four fiscal quarters) would exceed 95% of our funds from operations, or “FFO,” for that period. For the fiscal quarter ended December 31, 2011, distributions did not exceed 95% of our FFO. Even if we are able to obtain lender consent to pay such distributions, any distributions that exceed cash flows from operations or FFO will likely not be sustainable for a significant period of time.

The following risk factor is inserted to the prospectus directly preceding the risk factor captioned “We may suffer from delays in selecting, acquiring and developing suitable properties,” which is located on page 37 of the prospectus.

Our ongoing strategy depends, in part, upon future acquisitions, and we may not be successful in identifying and consummating these transactions.

Our business strategy involves expansion through the acquisition properties.  We may not be successful in identifying suitable properties or other assets or in consummating these acquisitions on satisfactory terms, if at all.

Further, we face significant competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significant capital resources such as domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated.

In light of current market conditions and depressed real estate values, property owners in many markets remain hesitant to sell their properties, resulting in fewer opportunities to acquire properties. Of the limited number of desirable properties that we are seeing come to market, we are either facing significant competition to acquire stabilized properties, or having to accept lease-up risk associated with properties that have lower occupancy. As market conditions and real estate values recover, more properties may become available for acquisition, but we can provide no assurances that these properties will meet our investment objectives or that we will be successful in acquiring these properties. Although conditions in the credit markets have improved over the past year, the ability of buyers to utilize higher levels of leverage to finance property acquisitions has been, and remains, somewhat limited. If we are unable to acquire sufficient debt financing at suitable rates or at all, we may be unable to acquire as many additional properties as we anticipate.

The following risk factor supersedes and replaces the risk factor captioned “Actions of our joint venture partners could negatively impact our performance,” which is located on page 38 of the prospectus.

Actions of our joint venture partners could negatively impact our performance.

As of December 31, 2011, we had entered into one joint venture with a third party, and may enter into additional joint ventures in the future. We are not, and generally do not expect to be, in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity in such joint venture investments. Consequently, our joint venture investments may involve risks not otherwise present with other methods of investment in real estate. For example, our co-member, co-venturer or partner may have economic or business interests or goals which are or which become inconsistent with our business interests or goals, and we and our venture partner may not agree on all proposed actions to certain aspects of the venture. Any disputes between us and our partners, co-members or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business.  We also face the risk that our venture partners may become bankrupt, which would mean that we and any other remaining venture partners may remain liable for the joint venture’s liabilities, and the risk that that our partners may fail to fund their share of any required capital contributions, which could result in us having to contribute that capital.

In addition, relationships with venture partners are contractual in nature. These agreements may restrict our ability to sell our interest when we desire or on advantageous terms and, on the other hand, may be terminated or dissolved under the terms of the agreements and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership.

The following risk factor supersedes and replaces the risk factor captioned “If we internalize our management functions, your interest in us could be diluted and we may be unable to retain key personnel,” which is located on page 39 of the prospectus.

If we internalize our management functions, your interest in us could be diluted and we may be unable to retain key personnel.

At some point in the future, we may consider becoming self-managed by internalizing the functions performed for us by our Business Manager and Real Estate Managers in connection with a liquidity event.  Our Business Manager and Real Estate Managers have agreed that if we internalize our management functions in connection with a liquidity event or events, the purchase price we may pay for these entities will be limited and we will issue shares of our common stock, rather than cash, to pay the purchase price.  The issuance of our common stock to our Business Manager or Real Estate Managers in these transactions may reduce the percentage of our outstanding shares owned by our other stockholders.  Further, if we internalize our management functions, certain key employees may not become our employees but may instead remain employees of our Business Manager and Real Estate Managers or their respective affiliates, especially if we internalize our management functions but do not acquire our Business Manager and Real Estate Managers. An inability to manage an internalization transaction could effectively result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. These deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our investments, which could result in us being sued and incurring litigation-associated costs in connection with the internalization transaction.

The following risk factor supersedes and replaces the risk factor captioned “The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets,” which is located on page 39 of the prospectus.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets.

We have deposited our cash and cash equivalents in several banking institutions in an attempt to minimize exposure to the failure or takeover of any one of these entities. However, the Federal Insurance Deposit Corporation, or “FDIC,” generally only insures limited amounts per depositor per insured bank. At December 31, 2011, we had cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions, including Inland Bank and Trust, a subsidiary of an affiliate of TIREG, exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

The following risk factor supersedes and replaces the risk factor captioned “There are inherent risks with real estate investments,” which begins on page 41 of the prospectus.

There are inherent risks with real estate investments.

Investments in real estate assets are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly converted to cash, limiting our ability to promptly vary our portfolio in response to changing economic, financial and investment conditions. Investments in real estate assets also are subject to adverse changes in general economic conditions which, for example, reduce the demand for rental space. Among the factors that could impact our real estate assets and the value of an investment in us are:

•                                          local conditions such as an oversupply of space or reduced demand for real estate assets of the type that we seek to acquire, including, with respect to any lodging properties we may acquire, quick changes in supply of and demand for rooms that are rented or leased on a day-to-day basis;

•                                          inability to collect rent from tenants;

•                                          vacancies or inability to rent space on favorable terms;

•                                          inflation and other increases in operating costs, including insurance premiums, utilities and real estate taxes;

•                                          increases in energy costs or airline fares or terrorist incidents which impact the propensity of people to travel and therefore impact revenues from any lodging properties we may acquire, especially because operating costs cannot be adjusted as quickly;

•                                          federal, state or local regulations and controls affecting rents, zoning, prices of goods, fuel and energy consumption, water and environmental restrictions, as well as any adverse changes in these or other laws and regulations applicable to us;

•                                          the relative illiquidity of real estate investments;

•                                          changing market demographics;

•                                          an inability to acquire and finance properties on favorable terms, if at all;

•                                          acts of God, such as earthquakes, floods or other uninsured losses; and

•                                          changes or increases in interest rates and availability of financing.

In addition, periods of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or increased defaults under existing leases.

The following risk factor is inserted to the prospectus directly following the risk factor captioned “There are inherent risks with real estate investments,” which begins on page 41 of the prospectus.

We face significant competition in the leasing market, which may decrease or prevent increases in the occupancy and rental rates of our properties.

We own properties located throughout the United States.  We compete with numerous developers, owners and operators of commercial properties, many of which own properties similar to, and in the same market areas as, our properties.  If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to attract new tenants and retain existing tenants when their leases expire.  Also, if our competitors develop additional properties in locations near our properties, there may be increased competition for creditworthy tenants, which may require us to make capital improvements to properties that we would not have otherwise made.

The following risk factor supersedes and replaces the risk factor captioned “We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants,” which is located on page 43 of the prospectus.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

Recent economic conditions may cause our tenants to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. The retail sector in particular has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing competition from discount retailers, outlet malls, internet retailers and other online businesses.   As of December 31, 2011, retail properties represented approximately 93.5% of our real property portfolio, based on aggregate purchase price paid at closing.  We cannot provide assurance that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

The following risk factor supersedes and replaces the risk factor captioned “We depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights could have an adverse effect,” which is located on page 43 of the prospectus.

We depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights will adversely affect our operations.

Any defaults on lease payment obligations by a tenant will cause us to lose the revenue associated with the relevant lease.  If these defaults become significant, we will be forced to use other funds to make payments on the mortgage indebtedness secured by the impacted property to prevent a foreclosure action.  If a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment.  In addition, if a tenant at a single-user facility, which has been designed or built primarily for a particular tenant or a specific type of use, fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant, if at all, without making substantial capital improvements or incurring other significant re-leasing costs.

Further, with respect to any retail properties we acquire, we may enter into leases containing co-tenancy provisions. Co-tenancy provisions may allow a tenant to exercise certain rights if, among other things, another tenant fails to open for business, delays its opening or ceases to operate, or if a percentage of the property’s gross leasable space or a particular portion of the property is not leased or subsequently becomes vacant. A tenant exercising co-tenancy rights may be able to abate minimum rent, reduce its share or the amount of its payments of common area operating expenses and property taxes or cancel its lease.  In addition, in the case of leases with retail tenants, the majority of the leases contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. In the event of a default at one of these properties, these lease provisions may limit the number and types of prospective tenants interested in leasing space at that property.

The following risk factor supersedes and replaces the risk factor captioned “One of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations,” which begins on page 43 of the prospectus.

One of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations.

As of December 31, 2011, approximately 7.0% of our consolidated annualized base rental revenue was generated by Kohl’s Department Stores, Inc. (“Kohl’s”). As a result of the concentration of revenue generated from Kohl’s, if this tenant was to cease paying rent or fulfilling its other monetary obligations, we could have significantly reduced rental revenues or higher expenses until the default was cured or the properties that it leases were leased to a new tenant or tenants. In addition, there is no assurance that the properties could be re-leased on similar or better terms.

The following risk factor supersedes and replaces the risk factor captioned “Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas,” which is located on page 44 of the prospectus.

Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas.

As of December 31, 2011, approximately 23.0%, 9.6% and 9.4% of our consolidated annualized base rental revenue of our consolidated portfolio was generated by properties located in the States of Florida, North Carolina and Virginia, respectively. Accordingly, our rental revenues and property operating results are likely to be impacted by economic changes affecting these states. This geographic concentration also exposes us to risks of oversupply and competition in these real estate markets.

The following risk factor supersedes and replaces the risk factor captioned “Sale leaseback transactions may be recharacterized in a manner unfavorable to us,” which is located on page 50 of the prospectus.

If a sale-leaseback transaction is re-characterized in a tenant’s bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our financial condition, cash flow and the amount available for distributions to you.

If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, we and our lessee could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property.

The risk factor captioned “A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties,” which is located on page 54 of the prospectus, is deleted in its entirety.

The following risk factor supersedes and replaces the risk factor captioned “Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you,” which is located on page 61 of the prospectus.

Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you.

The terms and conditions contained in any of our loan documents may require us to maintain cash reserves, limit the aggregate amount we may borrow on a secured and unsecured basis, require us to satisfy restrictive financial covenants, prevent us from entering into certain business transactions, such as a merger, sale of assets or other business combination, restrict our leasing operations or require us to obtain consent from the lender to complete transactions or make investments that are ordinarily approved only by our board of directors. In addition, secured lenders may restrict our ability to discontinue insurance coverage on a mortgaged property even though we may believe that the insurance premiums paid to insure against certain losses, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, are greater than the potential risk of loss.  Our Credit Facility, in particular, contains certain financial and operating covenants, including, among other things, leverage ratios, coverage ratios, as well as limitations on our ability to incur secured indebtedness. The Credit Facility also contains customary default provisions including the failure to timely pay debt service issued thereunder and the failure to comply with the financial and operating covenants. These covenants could limit our ability to obtain additional funds needed to address liquidity needs or pursue future acquisitions. In addition, the failure to comply with any of these covenants could cause a default and accelerate payment of advances under the Credit Facility. Violating the covenants would likely result in us incurring higher financing costs and fees or an acceleration of the maturity date of advances under the Credit Facility all of which would have a material adverse effect on our results of operations and financial condition.

The following seven risk factors supersede and replace all of the risk factors set forth in the section captioned “Risk Factors — Risks Related to Conflicts of Interest,” which begins on page 63 of the prospectus.

There are conflicts of interest between us and affiliates of our sponsor that may affect our acquisition of properties and financial performance.

During the ten years completed December 31, 2011, our sponsor and Inland Private Capital Corporation (“IPCC”) sponsored, in the aggregate, three other REITs and 107 real estate exchange private placement limited partnerships and limited liability companies. Two of the REITs, Inland American Real Estate Trust, Inc. and Inland Monthly Income Trust, Inc., are, or in the case of Inland Monthly Income Trust will be, managed by affiliates of our Business Manager. One other REIT, Inland Western Retail Real Estate Trust, Inc., is self-managed, but our sponsor and its affiliates continue to hold a significant investment in these entities. We may be seeking to buy real estate assets at the same time as certain of these other programs. Further, certain programs sponsored by our sponsor or IPCC own and manage the type of properties that we own, and in the same geographical areas in which we own them. Therefore, our properties may compete for tenants with other properties owned and managed by these other programs. Persons performing services for our Real Estate Managers may face conflicts of interest when evaluating tenant leasing opportunities for our properties and other properties owned and managed by these programs, and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants.

Our sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Managers.

We rely, to a great extent, on persons performing services for our Business Manager and Real Estate Managers and their affiliates to manage our day-to-day operations. Some of these persons also provide services to one or more investment programs previously sponsored by our sponsor. These individuals face competing demands for their time and service and may have conflicts in allocating their time between our business and assets and the business and assets of our sponsor, its affiliates and the other programs formed and organized by our sponsor. In addition, if another investment program sponsored by our sponsor decides to internalize its management functions in the future, it may do so by hiring and retaining certain of the persons currently performing services for our Business Manager and Real Estate Managers, and if it did so, would likely not allow these persons to perform services for us.

We do not have arm’s-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC.

None of the agreements and arrangements with our Business Manager, our Real Estate Managers or any other affiliates of our sponsor was negotiated at arm’s-length.  These agreements may contain terms and conditions that are not in our best interest and would not otherwise be applicable if we entered into arm’s length agreements with third parties.

Our Business Manager and its affiliates face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

We pay significant fees to our Business Manager, Real Estate Managers and other affiliates of our sponsor for services provided to us.  Most significantly, our Business Manager receives fees based on the aggregate book value, including acquired intangibles, of our invested assets.  Further, our Real Estate Managers receive fees based on the gross income from properties under management.  Other parties related to, or affiliated with, our Business Manager or Real Estate Managers may also receive fees or cost reimbursements from us.  These compensation arrangements may cause these entities to take or not take certain actions.  For example, these arrangements may provide an incentive for our Business Manager to borrow more money than prudent to increase the amount we can invest.  Ultimately, the interests of these parties in receiving fees conflict with the interest of our stockholders in earning income on their investment in our common stock.

We rely on entities affiliated with our sponsor to identify real estate assets.

We rely on Inland Real Estate Acquisitions, Inc. (“IREA”) and other affiliates of our sponsor to identify suitable investment opportunities for us.  Other public or private programs sponsored by our sponsor or IPCC also rely on these entities to identify potential investments.  These entities have, in some cases, rights of first refusal or other pre-emptive rights to the properties that IREA identifies.  Our right to acquire properties identified by IREA is subject to the exercise of any prior rights vested in these entities.  We may not, therefore, be presented with opportunities to acquire properties that we otherwise would be interested in acquiring.

Inland Securities Corporation, the dealer manager of this offering, is an affiliate of IREIC.

Inland Securities Corporation is an affiliate of IREIC and is not, therefore, independent. Thus, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by unaffiliated, independent underwriters in securities offerings. Further, none of the fees and expenses payable to Inland Securities has been negotiated at arm’s length.

We have the same legal counsel as our dealer manager and certain of its affiliates.

Shefsky & Froelich Ltd. serves as our legal counsel as well as legal counsel to Inland Securities Corporation. Under applicable legal ethics rules, Shefsky & Froelich Ltd. may be precluded from representing us due to a conflict of interest between us and our dealer manager. If any situation arises in which our interests are in conflict with those of our dealer manager or its affiliates, we would be required to retain additional counsel and may incur additional fees and expenses

The following risk factor is inserted to the prospectus directly preceding the risk factor captioned “Our rights, and the rights of our stockholders, to recover claims against our officers, directors, Business Manager and Real Estate Managers are limited,” which is located on page 65 of the prospectus.

Our board of directors may change our investment policies without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for implementing them, and our other objectives, policies and procedures may be altered by a majority of the directors (which must include a majority of the independent directors), without the approval of our stockholders. As a result, the nature of your investment could change without your consent. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and commercial real property market fluctuations, all of which could materially adversely affect our ability to achieve our investment objectives.

The following two risk factors are inserted to the section captioned “Risk Factors — Federal Income Tax Risks,” which begins on page 67 of the prospectus.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income.

Distributions that we make to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends, or, for tax years beginning before January 1, 2013, qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may: (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us; (2) be designated by us, for taxable years beginning before January 1, 2013, as qualified dividend income generally to the extent they are attributable to dividends we receive from any taxable REIT subsidiaries or certain other taxable C corporations in which we own shares of stock; or (3) constitute a return of capital generally to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.  Distributions that exceed our current and accumulated earnings and profits and a stockholder’s basis in our common stock generally will be taxable as capital gain.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.

We use commercially reasonable efforts to structure sale-leaseback transactions such that the lease will be characterized as a “true lease” for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the Internal Revenue Service will not challenge these characterizations. In the event that any sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we could fail to satisfy the REIT qualification “asset tests” or “income tests.”  Alternatively, the amount of our REIT taxable income could be recalculated which could also cause us to fail to meet the distribution requirement for a taxable year.  Failure to satisfy “asset tests,” “income tests” or the distribution requirement could cause us to lose our REIT status effective with the year of recharacterization, subject to certain cure provisions in the

Code (which could require payment of a penalty to the Internal Revenue Service or an additional distribution of the increased taxable income to our stockholders).

Selected Financial Data

The following discussion updates the “Selected Financial Data” previously incorporated by reference into the prospectus.

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere herein (in thousands, except per share data).

	December 31,
	2011	2010	2009	2008
Total assets	$1,010,386	$450,114	$26,439	$1,299
Mortgages, credit facility and securities margin payable	$464,956	$192,871	$—	$—

	For the year ended December 31,			Period from June 30, 2008 (inception) through December 31,
	2011	2010	2009	2008
Total income	$72,115	$18,198	$96	$—
Net loss attributable to common stockholders	$(2,279)	$(1,743)	$(297)	$(70)
Net loss attributable to common stockholders per common share, basic and diluted (a)	$(0.05)	$(0.13)	$(0.81)	$(3.48)
Distributions declared to common stockholders	$25,263	$8,203	$212	$—
Distributions per weighted average common share (a)	$0.60	$0.60	$0.15	$—
Cash flows provided by (used in) operating activities	$27,872	$2,658	$(342)	$(34)
Cash flows used in investing activities	$(454,168)	$(346,755)	$(9,691)	$—
Cash flows provided by financing activities	$445,649	$369,262	$25,369	$434
Weighted average number of common shares outstanding, basic and diluted	42,105,681	13,671,936	367,888	20,000

(a)                   The net loss attributable to common stockholders, per share basic and diluted is based upon the weighted average number of common shares outstanding for the year or period ended. The distributions per common share are based upon the weighted average number of common shares outstanding for the year or period ended.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion updates the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” previously incorporated by reference into the prospectus.

The following discussion and analysis relates to the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this Supplement. Unless otherwise noted, all dollar amounts are stated in thousands, except share data, per share amounts, rent per square foot, and rent per unit.

Overview

We are a Maryland corporation sponsored by IREIC, and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other “real estate operating companies” that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans made to third parties or to related parties of, or entities sponsored by, IREIC. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders. At December 31, 2011, the Company owned 46 retail properties and two office properties collectively totaling 5,579,328 square feet and one multi-family property totaling 300 units. As of December 31, 2011, our portfolio had weighted average physical and economic occupancy of 94.7% and 97.3%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement.

As of December 31, 2011, annualized base rent per square foot averaged $13.39 for all properties other than the multi-family property and $9,403 per unit for the multi-family property.  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

On August 24, 2009, we commenced an initial public offering (the “Offering”) of 500,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or “DRP.” We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for federal income tax purposes.

Market Outlook

There is certainly more optimism pervading the commercial real estate industry now than we have seen in the last several years. While the decrease in unemployment is only moderate, the trend toward higher levels of employment appears to be rooted in a general overall recovery that is reported by the national media as taking hold. Job creation has always been a driver of strengthening retail sales and higher occupancy levels across the majority of sectors in the commercial real estate industry.

Further enhancing the state of the commercial real estate industry is household formation which is rising from pent up demand as reported by the National Association of Realtors (“NAR”). Household formation refers to the number of dwelling units occupied by individuals or groups of people who have not previously resided individually, or have resided as part of another group. The NAR forecasts commercial vacancy rates will decline by 0.4% in the office sector, 0.8% in the industrial sector, 0.9% in the retail sector and 0.2% in the multi-family rental sector in 2012.

New development in all sectors of the commercial real estate industry, except for multi-family housing, has been down substantially over the past four years. This is significant for our business in that retail tenants seeking to expand their businesses have fewer choices in which to do so. Retail landlords, including us, benefit from reduced competition from new product. Since the economy has been improving, developers who need capital to complete developments of preleased properties have approached us. We believe there may be opportunities for us to work with some of these developers and add properties to our acquisition pipeline at favorable pricing based on our early involvement in certain projects. If we decide to pursue these opportunities, we would do so only on a selective basis.

In our portfolio, we have seen improved levels of leasing activity and a slight uptick in rental rates over the past six months. We understand from our research, that this is consistent with results experienced by our peers. In addition, published reports in the Wall Street Journal indicate the overall returns in the REIT industry are higher than they have been in the past four years. This strengthening of fundamentals comes at a time when investor demand for quality real estate in the United States is at a very high level. We believe this should bode well for the commercial real estate industry, although we anticipate that competition we encounter from other buyers for the best properties will be substantial for the foreseeable future.

2011 Company Highlights

Specific 2011 achievements include:

•                                          Acquiring 21 properties totaling 3.1 million square feet for approximately $520,759.

•                                          Financing 21 properties through borrowing or assuming approximately $326,479 in secured first mortgages with a weighted average stated interest rate of 4.92% per annum.

•                                          Expanding our line of credit from $25,000 to $50,000 which we believe will give us more short-term financing flexibility to timely close properties in our acquisition pipeline.

•                                          Declaring and paying distributions totaling $0.60 per share on an annualized basis and fully funding all distributions out of cash flow from operations.

•                                          Generating gross proceeds (excluding DRP proceeds) totaling approximately $308,222 from our Offering.

During 2011, we also made changes to limit the fees or costs paid or reimbursed to our Business Manager, Real Estate Managers and Inland Securities Corporation:

•                                          reduced the business management fee to a maximum of 0.75% per annum of average invested assets from up to 1% per annum of average invested assets;

•                                          our Business Manager and Real Estate Managers have agreed to limit the purchase price that we may pay for these entities should we ever decide to become self-managed by acquiring these entities;

•                                          we have clarified that the “issuer costs” in the Offering will not exceed 1.5% of gross offering proceeds; and

•                                          our board has adopted a policy requiring the engagement of an independent third party (at the applicable time) to review the approach used by the Business Manager to estimate the value of our shares including the underlying assumptions made by the Business Manager and the valuation conclusion, and to make that report accessible to soliciting dealers.

Liquidity and Capital Resources

General

Our principal demands for funds are to acquire real estate and real estate-related assets, to pay capital expenditures including tenant improvements, to pay our operating expenses including property operating expenses, to pay principal and interest on our outstanding indebtedness, to fund repurchases of previously issued common stock and to pay distributions to our stockholders. We generally, during the pendency of the Offering, seek to fund our cash needs for items other than asset acquisitions, capital expenditures and related financings from operations. Our cash needs for acquisitions (including any contingent earnout payments), capital improvements and related financings have been, and will during the pendency of the Offering continue to be, funded primarily from the sale of our shares, including through our distribution reinvestment plan, as well as debt financings. After our Offering closes to new investors on August 23, 2012, we expect that our primary source to fund our cash needs will come from our operations and our DRP. In 2012, we have approximately $56,489 in principal payments on mortgages payable coming due, the majority of which relates to our Landstown mortgage, which matures in March 2012. On March 14, 2012, we extended the term of this loan, through September 25, 2013.

Potential future sources of additional liquidity include the proceeds from secured or unsecured financings from banks or other lenders, including proceeds from lines of credit, and undistributed cash flow from operations. As of December 31, 2011, no amounts were outstanding on our current line of credit. In general, our strategy is to target a 55% loan to value leverage limit on a portfolio basis.  Our charter limits the amount we may borrow to 300% of our net assets (as defined in our charter) unless any excess borrowing is approved by the board of directors including a majority of the independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess.  As of December 31, 2011, our borrowings did not exceed 300% of our net assets.

As of December 31, 2011, the Offering (including the DRP) had generated proceeds, net of issuer costs and commissions, the marketing contribution, due diligence expense reimbursements, and other offering related costs, the majority of which are reallowed to third party soliciting dealers, totaling $516,460.

As of December 31, 2011 and 2010, the Company owed $1,909 and $4,139, respectively, to our Sponsor and its affiliates for business management fees not otherwise waived, advances from these parties used to pay administrative and offering costs, and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

Distributions

We intend to fund cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles (“U.S. GAAP”). Cash generated by operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP or our taxable income for federal income tax purposes.  If we are unable to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from cash flow generated from investing activities, including the net proceeds from the sale of our assets.  In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses.  A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager has the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. We will, however, use cash in the future if we pay any fee or reimbursement that was deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions.

We will not fund any distributions from the net proceeds of our Offering.  In addition, we have not funded any distributions from the proceeds generated by borrowings, and do not intend to do so.

We generated sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions paid during the year ended December 31, 2011. Cash retained by us of $3,807 from the waiver of a portion of the 2011 business management fee by our Business Manager had the effect of increasing cash flow from operations for this period because we did not have to use cash to pay the fee. However, even if the Business Manager had not waived part of the 2011 business management fee, we would have still generated sufficient cash flow from operations to fully fund distributions paid for the period.  There is no assurance that any deferral, accrual or waiver of any fee or reimbursement will be available to fund distributions in the future.

The monies needed to pay some of the distributions paid from inception through December 31, 2010 were funded from monies provided by IREIC as well as advances by IREIC which were forgiven in 2011.  For U.S. GAAP purposes, these monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions. For federal income tax purposes, these monies may be considered taxable income under certain circumstances. IREIC also invested $200 at the time of our formation.  We will not use any of this initial $200 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions if cash flow from operations are not sufficient to cover them.  We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.

Share Repurchase Program

We have a share repurchase program designed to provide limited liquidity to eligible stockholders. During the year ended December 31, 2011, we used $1,766 to repurchase 182,202 shares. Since the start of the program through December 31, 2011, we have used $2,055 to repurchase an aggregate of 212,589 shares.

During the year ended December 31, 2011, we received requests to repurchase 182,202 shares and fulfilled requests for all of these shares.  The average per share repurchase price during this period was $9.69 and these repurchases were funded from proceeds from our distribution reinvestment plan.

Cash Flow Analysis

	For the year ended December 31,
	2011	2010	2009
Net cash flows provided by (used in) operating activities	$27,872	$2,658	$(342)
Net cash flows used in investing activities	$(454,168)	$(346,755)	$(9,691)
Net cash flows provided by financing activities	$445,649	$369,262	$25,369

Net cash provided by (used in) operating activities was $27,872, $2,658 and $(342) for the years ended December 31, 2011, 2010 and 2009, respectively. The funds generated in 2011 were primarily from property operations from our real estate portfolio.  The increase from 2010 to 2011 is due to the growth of our real estate portfolio and related, full period, property operations in 2011.

Net cash flows used in investing activities were $454,168, $346,755 and $9,691 for the years ended December 31, 2011, 2010 and 2009, respectively. We used $447,559, $330,530 and $9,612 during the years ended December 31, 2011, 2010 and 2009, respectively, to purchase properties and $12,362, $5,646 and $0 to purchase marketable securities net of sales during the years ended December 31, 2011, 2010 and 2009, respectively. The increase in net cash flows used in investing activities from 2010 to 2011 is due to the increase in our acquisition activity in 2011.

Net cash flows provided by financing activities were $445,649, $369,262 and $25,369 for the years ended December 31, 2011, 2010 and 2009, respectively. Of these amounts, cash flows from financing activities of $322,879, $230,368 and $29,195, respectively, resulted from the sale of our common stock in the Offering and through our DRP. We generated $304,232, $195,059 and $0, respectively from loan proceeds from borrowings secured by properties in our portfolio, increase in our credit facility and securities margin payable. We used $33,741, $24,305 and $5,155, respectively, to pay Offering costs. We also used $118,749 and $24,309 in 2011 and 2010, respectively, to pay principal payments of mortgage debt and pay down our credit facility and securities margin payable. We used $3,458, $3,026 and $21 for the years ended December 31, 2011, 2010 and 2009, respectively, to pay loan fees and deposits related to financing on our closed and potential acquisitions.

During the years ended December 31, 2011, 2010 and 2009, we paid distributions in the amount of $23,641, $7,031 and $96, respectively. Our 2011 distributions were funded from cash flows from operations determined in accordance with U.S. GAAP. Our Sponsor contributed $2,889 to fund distributions for year ended December 31, 2010 and the remainder of distributions were funded from cash flows from operations. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to advances used to pay administrative and offering costs prior to the commencement of our Offering that were previously funded to the Company and treated this as a capital contribution to cover a portion of distributions paid related to the year ended December 31, 2011.  For U.S. GAAP purposes, the monies contributed by our Sponsor have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. For federal income tax purposes, these monies may be considered taxable income under certain circumstances. Our Sponsor is not obligated to continue to contribute monies to fund future distributions, nor is there any assurance that it will do so, if cash flows from operations or borrowings are not sufficient to cover them. The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

A summary of the distributions declared, distributions paid and cash flows used in operations for the years ended December 31, 2011, 2010 and 2009 follows:

Year Ended		Distributions Declared	Distributions Paid			Cash Flows
December 31,	Distributions Declared	Per Share (1)	Cash	Reinvested via DRP	Total	From Operations	Contributions by IREIC
2011	$25,263	$0.60	$8,984	$14,657	$23,641	$27,872	$—
2010	$8,203	$0.60	$2,530	$4,501	$7,031	$2,658	$2,889	(3)
2009(2)	$212	$0.15	$30	$66	$96	$(342)	$96

(1)                  Assumes a share was issued and outstanding each day during the year.

(2)                  Fourth quarter 2009 was the first quarter in which distributions were declared and paid.

(3)                  During 2010, IREIC contributed $2,889 to fund payment of distributions. Subsequently, on March 10, 2011, IREIC forgave $1,500 in liabilities related to non interest bearing advances that were previously funded to the Company. For U.S. GAAP purposes, this forgiveness of debt will be treated as capital contribution from our Sponsor although our Sponsor has not received, and will not receive, any additional shares of our common stock for making this contribution.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations determined under U.S. GAAP. Cash generated from operations is not equivalent to our net income from continuing operations as determined under U.S. GAAP. One non-U.S. GAAP supplemental performance measure that we consider due to the certain unique operating characteristics of real estate companies is known as funds from operations, or “FFO.” The National Association of Real Estate Investment Trusts, or “NAREIT,” an industry trade group, promulgated this measure which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest. In addition, NAREIT has recently clarified its computation of FFO which includes adding back real estate impairment charges for all periods presented, however under U.S. GAAP, impairment charges reduce net income. While impairment charges are added back in the calculation of FFO, we caution that due to the fact that impairments to the value of any property are typically based on estimated future undiscounted cash flows compared to current carrying value, declines in the undiscounted cash flows which led to the impairment charges reflect declines in property operating performance which may be permanent. From inception through December 31, 2011, we have not had any impairment charges and, therefore, no adjustments to FFO have been necessary for impairment charges. We believe our FFO calculation complies with NAREIT’s definition described above.

However, the calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs nor is it indicative of liquidity, including our ability to pay distributions, and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Management uses the calculation of FFO for several reasons. We use FFO to compare our operating performance to that of other REITs. Additionally, we compute FFO as part of our acquisition process to determine whether a proposed investment will satisfy our investment objectives.

The historical cost accounting rules used for real estate assets require, among other things, straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical cost accounting for depreciation may be less informative than FFO. We believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our operating performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations, or “MFFO,” as described below, should not be construed to be equivalent to or a substitute for the current U.S. GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the performance of real estate under U.S. GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-U.S. GAAP FFO and MFFO measures and the adjustments to U.S. GAAP in calculating FFO and MFFO.

Subsequent to the establishment of NAREIT’s definition of FFO, accounting for acquisition fees and expenses changed pursuant to U.S. GAAP, such that acquisition fees and expenses now are accounted for as operating expenses as opposed to capitalized as part of the acquired property’s basis. We do not pay acquisition fees to our Business Manager or its affiliates, but we do incur acquisition related costs. Publicly registered, non-listed REITs typically engage in a significant amount of acquisition activity, and thus incur significant acquisition related costs, during their initial years of investment and operation. Further, while other start up entities may also engage in significant acquisition activity during their initial years, non-listed REITs are unique in that they typically have a limited timeframe during which they acquire a significant number of properties and thus incur significant acquisition related costs. As disclosed elsewhere herein, we will use the proceeds raised in the Offering to acquire properties. Further, we will ultimately seek a liquidity event, which may include selling our assets individually or selling certain subsidiaries or joint venture interests, adopting a plan of liquidation or listing our common stock on a national securities exchange, but our board does not anticipate evaluating a listing until at least 2014. Thus, our acquisition activity is expected to decline after the Offering. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or “IPA,” an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which may be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT.

MFFO excludes costs that are more reflective of investing activities, including acquisition related costs that affect our operations only in periods in which properties are acquired, and other non-operating items that are included in FFO. By excluding expensed acquisition related costs, the use of MFFO provides information consistent with the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, may not be directly related or attributable to our current operating performance. By excluding such market changes that may reflect anticipated and unrealized gains or losses, MFFO may provide useful supplemental information. We believe that MFFO may provide both investors and analysts, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance subsequent to the initial years of investment, which include significant acquisition activity, and once our portfolio is stabilized. We believe that MFFO may be a recognized measure of sustainable operating performance within the non-listed REIT industry. Additionally, MFFO and the adjustments used to calculate it may be useful in order to evaluate our performance against other non-listed REITs. MFFO is not equivalent to our net income or loss as determined under U.S. GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to acquire a significant amount of properties after our Offering is completed. Our disclosure of MFFO and the adjustments used to calculate it presents our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, and that may be useful to investors. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after the Offering has been completed and the net proceeds of the Offering have been invested in properties, because it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We believe our definition of MFFO, a non-U.S. GAAP measure, is consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the “Practice Guideline,” issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of U.S. GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market lease assets and liabilities (which are adjusted in order to reflect such payments from a U.S. GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. Inasmuch as interest rate hedges are not a fundamental part of our operations, it is appropriate to exclude such nonrecurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

We believe our MFFO calculation complies with the IPA’s Practice Guideline described above. We do not pay acquisition fees to our Business Manager or its affiliates. Under U.S. GAAP, acquisition expenses are characterized as operating expenses in determining operating net income.

Presentation of this information is intended to provide information which may be useful to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations calculated in accordance with U.S. GAAP, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other U.S. GAAP measurements as an indication of our performance. The exclusion of impairments limits the usefulness of FFO and MFFO as a historical operating performance measure since an impairment indicates that the property’s operating performance has been permanently affected. Further, MFFO has limitations as a performance measure for an entity engaged in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO may be useful in assisting investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed.  FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that the company uses to calculate FFO or MFFO. In the future, the SEC or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust the calculations and characterization of FFO or MFFO.

The table below represents a reconciliation of our net loss attributable to common stockholders to FFO and MFFO for years ended December 31, 2011, 2010 and 2009 (in thousands, except per share amounts):

	Years ended December 31,
	2011	2010	2009
Net loss attributable to common stockholders	$(2,279)	$(1,743)	$(297)
Add:
Depreciation and amortization related to investment properties	28,980	5,669	29
Less:
Noncontrolling interest’s share of depreciation and amortization related to investment properties	(29)	(15)	—

Funds from operations (FFO)	26,672	3,911	(268)
Add:
Acquisition related costs (1)	2,963	1,953	50
Amortization of acquired above and below market leases, net (2)	2,015	455	(2)
Noncontrolling interest’s share of amortization of acquired below market leases and straight-line rental income	24	19	—
Less:
Straight-line rental income (3)	(1,856)	(524)	(6)
Realized (gain) loss on sale of marketable securities (4)	(365)	2	—

Modified funds from operations (MFFO)	$29,453	$5,816	$(226)

Weighted average number of common shares outstanding, basic and diluted	42,105,681	13,671,936	367,888

Net loss attributable to common stockholders per common share, basic and diluted	$(0.05)	$(0.13)	$(0.81)

Funds from operations attributable to common stockholders per common share, basic and diluted	$0.63	$0.29	$(0.73)

Modified funds from operations attributable to common stockholders per common share, basic and diluted	$0.70	$0.43	$(0.61)

(1)                  In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information may be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, MFFO may provide useful supplemental information that is comparable for each type of real estate investment and is consistent with the investing and operating performance of our properties. Acquisition related costs include payments to affiliates of our Business Manager or third parties; however, we do not pay acquisition fees to our Business Manager or its affiliates. Acquisition related costs under U.S. GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under U.S. GAAP. All paid and accrued acquisition related costs will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us.

(2)                  Under U.S. GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, by excluding charges relating to amortization of these intangibles, MFFO may provide useful supplemental information on the performance of the real estate.

(3)                  Under U.S. GAAP, our rental receipts are allocated to periods using a straight-line methodology. This may result in income recognition that is different than underlying contract terms. By adjusting for these items (to reflect such payments from a U.S. GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms.

(4)                  We have adjusted for nonrecurring gains or losses included in net income from the sale of securities holdings where trading of such holdings is not a fundamental attribute of the business plan because they are nonrecurring items that may not be reflective of on-going operations.

Results of Operations

The following discussion is based on our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

Comparison of the Years ended December 31, 2011 and 2010

For the years ended December 31, 2011 and 2010, our net loss attributable to common stockholders was $2,279 and $1,743, respectively, and included the following components:

Total income for the years ended December 31, 2011 and 2010 totaled $72,115 and $18,198, respectively. The increase in 2011 is primarily due to the ownership and full period operations of properties we acquired in the fourth quarter of 2010 and during 2011. We expect increases in gross revenue in the future as we recognize the full annual effect of our 2011 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Property operating expenses and real estate taxes for the years ended December 31, 2011 and 2010 totaled $20,085 and $5,583, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the fourth quarter of 2010 and during 2011. We expect increases in property operating expenses and real estate taxes in the future as we recognize the full annual effect of our 2011 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

General and administrative expenses during the years ended December 31, 2011 and 2010 totaled $2,770 and $1,872, respectively. These costs primarily consisted of legal, audit, compliance and other professional fees, insurance, independent director compensation, as well as certain salary, information technology and other administrative cost reimbursements made to our Business Manager and affiliates.  The increase in 2011 is primarily due to an increase in our real estate investments as certain of these costs are variable and may continue to increase in the future as we continue to raise capital and make additional real estate investments.

Acquisition related costs during the years ended December 31, 2011 and 2010 totaled $2,963 and $1,953, respectively, and relate to transaction costs for both closed and potential transactions.  These costs mainly include third-party costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates of our Sponsor.  We do not pay acquisition fees to our Business Manager or its affiliates. The increase compared to the year ended December 31, 2010 primarily relates to increased acquisition activity and costs related to our acquisition pipeline in 2011 compared to the same period in 2010.

Depreciation and amortization expenses for the years ended December 31, 2011 and 2010 totaled $28,980 and $5,669, respectively.  The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the fourth quarter of 2010 and during 2011.  We expect increases in depreciation and amortization in the future as we recognize the full annual effect of our 2011 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Interest expense for the years ended December 31, 2011 and 2010 totaled $19,835 and $4,522.  The increase is primarily a result of an increase in the aggregate amount of our debt compared to the prior period.  The outstanding principal balance of mortgages payable increased from $184,193 at December 31, 2010 to $462,418 at December 31, 2011.  As of December 31, 2011 and December 31, 2010, our weighted average stated interest rate per annum was 4.94% and 5.16%, respectively, with weighted average maturities of 6.3 years and 5.8 years, respectively.

Net income attributable to noncontrolling interest of $102 and $96 for the years ended December 31, 2011 and 2010, respectively, represents the interests of a third party venture partner in the Temple Terrace consolidated joint venture.

Comparison of the years ended December 31, 2010 and 2009

For the years ended December 31, 2010 and 2009, our net loss attributable to common stockholders was $1,743 and $297, respectively, and included the following components:

Total income for the years ended December 31, 2010 and 2009 totaled $18,198 and $96, respectively. The increase is due to the 27 property acquisitions in 2010, compared to one in 2009.

Property operating expenses and real estate taxes for the years ended December 31, 2010 and 2009 totaled $5,583 and $34, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase is due to the 27 property acquisitions in 2010, compared to one in 2009.

General and administrative expenses during the years ended December 31, 2010 and 2009 totaled $1,872 and $223, respectively. These costs primarily consisted of legal, audit and other professional fees, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates. These results increased compared to year ended December 31, 2009 due to the growth of the operations of the Company and a related increase in operating costs.

Acquisition related costs during the years ended December 31, 2010 and 2009 totaled $1,953 and $50, respectively, and relate to acquisition, dead deal and transaction related costs to both closed and potential transactions. These costs mainly include third-party due diligence costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates. We do not pay acquisition fees to our Business Manager or its affiliates. The increase compared to the year ended December 31, 2009 relates to increased acquisition activity in 2010.

Organizational costs for the year ended December 31, 2009 totaled $60 and related to formation costs for the Company. No organizational costs were incurred in 2010.

Depreciation and amortization expenses for the years ended December 31, 2010 and 2009 totaled $5,669 and $29, respectively, and consisted of depreciation on our investment properties and amortization expense resulting from the amortization of acquired lease intangible assets. The increase is due to the 27 property acquisitions in 2010, compared to one in 2009.

Interest and dividend income for the years ended December 31, 2010 and 2009 totaled $358 and $3, respectively. This interest and dividend income was earned from the short term investment of our cash and interest and dividends earned on our marketable securities portfolio. The increase was mainly due to an increase in average cash balances and the purchase of marketable securities in 2010. There were no such purchases in 2009.

Interest expense for the years ended December 31, 2010 and 2009 totaled $4,522 and $0, respectively and was primarily related to mortgage borrowings secured by the properties in our portfolio. We incurred no interest expense in the year ended December 31, 2009 as we had no borrowings outstanding as of December 31, 2009. As of December 31, 2010, our weighted average stated interest rate was 5.16% per annum.

Noncontrolling interest represents the interests of a third party venture partner in the Temple Terrace consolidated joint venture which was formed in the third quarter of 2010.

Investment in Unconsolidated Entities

In 2009, we became a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by us and three other REITs sponsored by the Company’s Sponsor and serviced by an affiliate of our Business Manager. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

Critical Accounting Policies

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the valuation and purchase price allocation of investment properties, recognition of rental income, and valuation of marketable securities. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

Revenue Recognition.  We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Acquisition of Investment Properties.  We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We are required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we are required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building and improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market.

After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the “risk free rate.” This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below market lease values, the amortization period includes any renewal periods with fixed rate renewals.

Impairment of Investment Property.  We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determine value, are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Impairment of Marketable Securities.  We assess our investments in marketable securities for impairments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We consider the following factors in evaluating our securities for impairments that are other than temporary:

•                                          declines in REIT stocks and the stock market relative to our marketable security positions;

•                                          the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

•                                          future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and

•                                          duration of the decline in the value of the securities.

Contractual Obligations

The table below presents, on a consolidated basis, our obligations and commitments to make future payments under debt obligations (including interest) as of December 31, 2011.

	Payments due by period
	Total	2012	2013/2014	2015/2016	2017 and Thereafter

Principal payments on long-term debt (1) (2)	$462,418	$6,349	$57,998	$148,449	$249,622

Interest payments on long-term debt	150,952	22,564	42,858	33,670	51,860

Securities margin payable	1,293	1,293	—	—	—

Total	$614,663	$30,206	$100,856	$182,119	$301,482

(1)          The long-term debt obligations excludes net mortgage premiums associated with debt assumed at acquisition of which a net premium of $1,246, net of accumulated amortization, is outstanding as of December 31, 2011.

(2)          Landstown Commons loan matures on March 24, 2012. On March 14, 2012, we extended the maturity date to September 25, 2013 which has been reflected in the table accordingly.

As of December 31, 2011, we had outstanding commitments to fund approximately $7,566 into the Temple Terrace joint venture for a redevelopment project. We intend to fund these outstanding commitments with proceeds from our Offering.

We have provided a partial guarantee on four loans of our subsidiaries.  Two loans are recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of December 31, 2011, the outstanding principal balance on these two loans totaled $40,500. One additional loan is recourse for $2,200 of unpaid principal and interest and another loan is recourse for a total of $25,000 of the unpaid principal and 100% of unpaid interest.

From time to time, we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of December 31, 2011 and 2010, we had a liability of $25,290 and $12,904, respectively, recorded on the consolidated balance sheet as deferred investment property acquisition obligations. The maximum potential payment was $30,023 at December 31, 2011.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

We have evaluated events and transactions that have occurred subsequent to December 31, 2011 for potential recognition and disclosure in the consolidated financial statements herein.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2012 through the close of business on April 30, 2012. Distributions were declared in a daily amount equal to $0.001639344 per share, which if paid each day for a 366-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

In January 2012, total distributions declared for the month of December 2011 were paid in the amount equal to $2,911, of which $1,141 was paid in cash and $1,770 was reinvested through the Company’s DRP, resulting in the issuance of an additional 186,320 shares of common stock.

In February 2012, total distributions declared for the month of January 2012 were paid in the amount equal to $3,049, of which $1,204 was paid in cash and $1,845 was reinvested through the Company’s DRP, resulting in the issuance of an additional 194,194 shares of common stock.

In March 2012, total distributions declared for the month of February 2012 were paid in the amount equal to $3,030, of which $1,197 was paid in cash and $1,833 was reinvested through the Company’s DRP, resulting in the issuance of an additional 192,905 shares of common stock.

On January 5, 2012, our wholly owned subsidiary acquired a fee simple interest in a 20,707 square foot retail property known as Dollar General Market — Port St. Joe located in Port St. Joe, Florida. We purchased this property from an unaffiliated third party for approximately $3,590.

On January 27, 2012, we entered into a $22,550 loan secured by a first mortgage on Palm Coast Landing. This loan bears interest at a fixed rate equal to 5.00% per annum, and matures on March 1, 2022.

On February 2, 2012, we entered into a $6,181 loan secured by cross-collateralized first mortgages on the entire Dollar General portfolio consisting of ten properties. This loan bears interest at a fixed rate equal to 5.25% per annum, and matures on February 2, 2017.

As of March 1, 2012, we had received proceeds from our Offering (including DRP), net of commissions, marketing contributions, and due diligence expense reimbursements, of approximately $595,962 and have issued approximately 66,077,645 shares of common stock.

On March 8, 2012, our wholly owned subsidiary acquired a fee simple interest in a 179,858 square foot retail property known as Hamilton Crossing located in Alcoa, Tennessee. We purchased this property from an unaffiliated third party for approximately $30,098.

On March 9, 2012, our wholly owned subsidiary acquired a fee simple interest in a 348,700 square foot retail property known as Shoppes at Branson Hills located in Branson, Missouri. We purchased this property from an unaffiliated third party for approximately $38,528 not including a contingent earnout component of $912. Additionally, we are under contract to purchase an additional 99,025 square feet contingent on assuming an existing mortgage payable of $12,149.

On March 9, 2012, our wholly owned subsidiary acquired a fee simple interest in a 10,566 square foot Dollar General store located in Buffalo, New York. We purchased this property from an unaffiliated third party for approximately $1,350.

On March 14, 2012, our wholly owned subsidiary entered into a loan modification agreement on the first mortgage loan encumbering Landstown Commons. This modification extends the maturity date from March 24, 2012 to September 25, 2013 and reduces the interest rate from LIBOR plus 3.00% per annum to LIBOR plus 2.25% per annum. The principal amount of the loan is unchanged at $50,140.

Quantitative and Qualitative Disclosures About Market Risk

Dollar amounts are stated in thousands.

Interest Rate Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. Including derivative financial instruments, we currently have limited exposure to financial market risks through fixing our interest rates on all long-term debt as of December 31, 2011 except one mortgage payable, securities margin payable and the Credit Facility. As of December 31, 2011, we had outstanding mortgage debt, which is subject to fixed interest rates and variable rates of $412,278 and $51,432, respectively, bearing interest at weighted average interest rates equal to 5.27% per annum and 3.23% per annum, respectively.

If market rates of interest on all floating rate debt as of December 31, 2011 permanently increased by 1%, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $514 annually.  If market rates of interest on all floating rate debt as of December 31, 2011 permanently decreased by 1%, the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by the same amount.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

Our board has established policies and procedures regarding our use of derivative financial instruments for purposes of fixing or capping floating interest rate debt if it qualifies as an effective hedge pursuant to U.S. GAAP for principal amounts up to $50,000 per transaction.

Securities Price Risk

Securities price risk is risk that we will incur economic losses due to adverse changes in equity and debt security prices. Our exposure to changes in equity and debt security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security price risk.

While it is difficult to project what factors may affect the prices of equity and debt sectors and how much the effect might be, the table below illustrates the impact of a ten percent increase and a ten percent decrease in the price of the equity and debt securities held by us would have on the fair value of the securities as of December 31, 2011.

	Cost	Fair Value	Fair Value Assuming a Hypothetical 10% Increase	Fair Value Assuming a Hypothetical 10% Decrease
Equity securities	$11,764	$11,558	$12,714	$10,402
Debt securities	6,609	6,345	6,979	5,711

Total marketable securities	$18,373	$17,903	$19,693	$16,113

Derivatives

The following table summarizes our interest rate swap contracts outstanding as of December 31, 2011:

Date Entered	Effective Date	Maturity Date	Pay Fixed Rate	Receive Floating Rate Index	Notional Amount	Fair Value as of December 31,2011
March 11, 2011	April 5, 2011	November 5, 2015	5.01%	1 month LIBOR	$9,350	$(493)
June 22, 2011	June 24, 2011	June 22, 2016	4.47%	1 month LIBOR	$13,359	$(571)
October 28, 2011	November 1, 2011	October 21, 2016	3.75%	1 month LIBOR	$10,837	$(229)

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 15, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	66,269,252	659,453,846	62,890,184	596,563,662

Shares sold pursuant to our distribution reinvestment plan:	2,597,075	24,672,207	—	24,672,207

Shares purchased pursuant to our share repurchase program:	(298,860)	(2,880,654)	—	(2,880,654)
Total:	68,587,467	$681,445,399	$62,890,184	$618,555,215

(1)         Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)         Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)         The amount indicated under net proceeds is prior to issuer costs.

Experts

The following supersedes the first paragraph of the section of the prospectus captioned “Experts,” which begins on page S-47 of Supplement No. 9 to the prospectus.

The consolidated financial statements of Inland Diversified Real Estate Trust, Inc. as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and related financial statement schedule, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Consolidated Financial Statements and Supplementary Data

The following discussion updates the “Consolidated Financial Statements and Supplementary Data” previously incorporated by reference into the prospectus.

Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

F-i

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule III. These consolidated financial statements and financial statement schedule III are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chicago, Illinois
March 15, 2012

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

	December 31,
	2011	2010
Assets
Investment properties (note 3):
Land	$170,459	$86,662
Building and improvements	632,187	227,682
Construction in progress	69	2,394
Total	802,715	316,738
Less accumulated depreciation	(20,044)	(3,329)
Net investment properties	782,671	313,409
Cash and cash equivalents	60,254	40,901
Restricted cash and escrows (note 2)	4,550	9,597
Investment in marketable securities (note 6)	17,903	5,810
Investment in unconsolidated entities (notes 5 and 8)	232	190
Accounts and rents receivable (net of allowance of $479 and $259, respectively)	5,639	2,308
Acquired lease intangibles, net (note 2)	131,456	73,778
Deferred costs, net	5,390	2,862
Other assets	2,291	1,259
Total assets	$1,010,386	$450,114

Liabilities and Equity
Mortgages, credit facility and securities margin payable (note 9)	$464,956	$192,871
Accrued offering expenses	211	235
Accounts payable and accrued expenses	2,717	1,290
Distributions payable	2,911	1,289
Accrued real estate taxes payable	2,684	783
Deferred investment property acquisition obligations (note 13)	25,290	12,904
Other liabilities	6,553	1,980
Acquired below market lease intangibles, net (note 2)	17,505	8,674
Due to related parties (note 8)	1,909	4,139
Total liabilities	524,736	224,165

Commitments and contingencies

Equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	—	—
Common stock, $.001 par value, 2,460,000,000 shares authorized, 58,431,177 and 26,120,871 shares issued and outstanding as of December 31, 2011 and 2010, respectively	58	26
Additional paid in capital, net of offering costs of $64,127 and $30,634 as of December 31, 2011 and 2010, respectively	521,025	231,882
Accumulated distributions and net loss	(38,067)	(10,525)
Accumulated other comprehensive (loss) income	(1,763)	164
Total Company stockholders’ equity	481,253	221,547
Noncontrolling interests	4,397	4,402
Total equity	485,650	225,949
Total liabilities and equity	$1,010,386	$450,114

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Operations and Other Comprehensive Income

 (Dollars in thousands, except per share amounts)

	Years ended December 31,
	2011	2010	2009
Income:
Rental income	$58,073	$14,324	$64
Tenant recovery income	12,379	3,282	32
Other property income	1,663	592	—

Total income	72,115	18,198	96

Expenses:
General and administrative expenses	2,770	1,872	223
Acquisition related costs	2,963	1,953	50
Property operating expenses	12,296	3,321	22
Real estate taxes	7,789	2,262	12
Depreciation and amortization	28,980	5,669	29
Business management fee-related party (note 8)	1,000	603	—
Organizational costs	—	—	60

Total expenses	55,798	15,680	396

Operating income (loss)	16,317	2,518	(300)
Interest and dividend income	871	358	3
Realized gain (loss) on sale of marketable securities	365	(2)	—
Interest expense	(19,835)	(4,522)	—
Equity in income of unconsolidated entities	105	1	—

Net loss	(2,177)	(1,647)	(297)
Less: net income attributable to noncontrolling interests	(102)	(96)	—

Net loss attributable to common stockholders	$(2,279)	$(1,743)	$(297)

Net loss attributable to common stockholders per common share, basic and diluted (note 12)	$(0.05)	$(0.13)	$(0.81)

Weighted average number of common shares outstanding, basic and diluted	42,105,681	13,671,936	367,888

Comprehensive loss:
Net loss	$(2,177)	$(1,647)	$(297)
Other comprehensive loss:
Unrealized (loss) gain on marketable securities	(269)	162	—
Unrealized loss on derivatives	(1,293)	—	—
Gain (loss) reclassified into earnings from other comprehensive loss on the sale of marketable securities	(365)	2	—
Comprehensive loss	(4,104)	(1,483)	(297)
Less: comprehensive income attributable to noncontrolling interests	(102)	(96)	—
Comprehensive loss attributable to common stockholders	$(4,206)	$(1,579)	$(297)

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Equity

For the years ended December 31, 2011, 2010 and 2009

 (Dollars in thousands)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Distributions and Net Loss	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
Balance at January 1, 2009	20,000	$—	$200	$(70)	$—	$—	$130

Distributions declared	—	—	—	(212)	—	—	(212)
Proceeds from offering	2,931,171	3	29,211	—	—	—	29,214
Offering costs	—	—	(6,219)	—	—	—	(6,219)
Proceeds from distribution reinvestment plan	6,925	—	66	—	—	—	66
Contributions from sponsor (note 8)	—	—	96	—	—	—	96
Net loss	—	—	—	(297)	—	—	(297)

Balance at December 31, 2009	2,958,096	$3	$23,354	$(579)	$—	$—	$22,778

Distributions declared	—	—	—	(8,203)	—	—	(8,203)
Distributions paid to noncontrolling interests	—	—	—	—	—	(94)	(94)
Proceeds from offering	22,719,372	23	225,759	—	—	—	225,782
Offering costs	—	—	(24,415)	—	—	—	(24,415)
Proceeds from distribution reinvestment plan	473,790	—	4,501	—	—	—	4,501
Shares repurchased	(30,387)	—	(289)	—	—	—	(289)
Discounts on shares issued to affiliates (note 8)	—	—	83	—	—	—	83
Contributions from sponsor (note 8)	—	—	2,889	—	—	—	2,889
Contributions from noncontrolling interests	—	—	—	—	—	4,400	4,400
Unrealized loss on marketable securities	—	—	—	—	162	—	162
Loss reclassified into earnings from other comprehensive income	—	—	—	—	2	—	2
Net (loss) income	—	—	—	(1,743)	—	96	(1,647)

Balance at December 31, 2010	26,120,871	$26	$231,882	$(10,525)	$164	$4,402	$225,949

Distributions declared	—	—	—	(25,263)	—	—	(25,263)
Distributions paid to noncontrolling interests	—	—	—	—	—	(107)	(107)
Proceeds from offering	30,949,567	31	308,191	—	—	—	308,222
Offering costs	—	—	(33,493)	—	—	—	(33,493)
Proceeds from distribution reinvestment plan	1,542,941	1	14,656	—	—	—	14,657
Shares repurchased	(182,202)	—	(1,766)	—	—	—	(1,766)
Discounts on shares issued to affiliates (note 8)	—	—	55	—	—	—	55
Contributions from sponsor (note 8)	—	—	1,500	—	—	—	1,500
Unrealized loss on marketable securities	—	—	—	—	(269)	—	(269)
Unrealized loss on derivatives	—	—	—	—	(1,293)	—	(1,293)
Gain on sale of marketable securities reclassified into earnings from other comprehensive loss	—	—	—	—	(365)	—	(365)
Net (loss) income	—	—	—	(2,279)	—	102	(2,177)

Balance at December 31, 2011	58,431,177	$58	$521,025	$(38,067)	$(1,763)	$4,397	$485,650

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years ended December 31,
	2011	2010	2009
Cash flows from operations:
Net loss	$(2,177)	$(1,647)	$(297)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	28,980	5,669	29
Amortization of debt premium and financing costs	825	80	—
Amortization of acquired above market leases	3,000	705	—
Amortization of acquired below market leases	(985)	(249)	(3)
Straight-line rental income	(1,856)	(524)	(5)
Equity in income of unconsolidated entities	(105)	(1)	—
Discount on shares issued to affiliates	55	83	—
Payment of leasing fees	(120)	(2)	—
Realized (gain) loss on sale of marketable securities	(365)	2	—
Changes in assets and liabilities:
Restricted escrows	1,885	293	—
Accounts and rents receivable, net	(1,111)	(1,521)	(12)
Other assets	(640)	(438)	(123)
Accounts payable and accrued expenses	752	766	69
Accrued real estate taxes payable	811	(271)	—
Other liabilities	(433)	(1,268)	—
Due to related parties	(644)	981	—
Net cash flows provided by (used in) operating activities	27,872	2,658	(342)

Cash flows from investing activities:
Purchase of investment properties	(447,559)	(330,530)	(9,612)
Capital expenditures and tenant improvements	(1,650)	(1,617)	—
Purchase of marketable securities	(19,185)	(5,714)	—
Sale of marketable securities	6,823	68	—
Restricted escrows	7,340	(8,853)	—
Investment in unconsolidated entities	63	(109)	(79)
Net cash flows used in investing activities	(454,168)	(346,755)	(9,691)

Cash flows from financing activities:
Proceeds from offering	308,222	225,867	29,129
Proceeds from the distribution reinvestment plan	14,657	4,501	66
Shares repurchased	(1,766)	(290)	—
Payment of offering costs	(33,741)	(24,305)	(5,155)
Proceeds from mortgages payable	240,951	183,415	—
Principal payments on mortgage payable	(48,254)	(21,172)	—
Proceeds from credit facility	48,000	10,000	—
Principal payments on credit facility	(55,000)	(3,000)	—
Proceeds from securities margin debt	15,281	1,644	—
Principal payments on securities margin debt	(15,495)	(137)	—
Payment of loan fees and deposits	(3,458)	(3,025)	(21)
Distributions paid	(23,641)	(7,031)	(96)
Distributions paid to noncontrolling interests	(107)	(94)	—
Restricted escrows	—	—	(79)
Due to related parties	—	—	1,429
Contributions from sponsor	—	2,889	96
Net cash flows provided by financing activities	445,649	369,262	25,369

Net increase in cash and cash equivalents	19,353	25,165	15,336
Cash and cash equivalents, at beginning of year	40,901	15,736	400

Cash and cash equivalents, at end of year	$60,254	$40,901	$15,736

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Consolidated Statements of Cash Flows

(Dollars in thousands)

(continued)

	Years ended December 31,
	2011	2010	2009
Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment properties, the Company acquired assets and assumed liabilities as follows:

Land	$83,797	$84,162	$2,500
Building and improvements	400,305	222,028	5,654
Construction in progress	—	372	—
Acquired in-place lease intangibles	59,168	58,585	2,000
Acquired above market lease intangibles	11,616	16,157	54
Acquired below market lease intangibles	(9,816)	(8,414)	(512)
Assumption of mortgage debt at acquisition	(85,528)	(21,951)	—
Non-cash mortgage premium, net	(1,358)	(280)	—
Tenant improvement payable	(123)	(26)	—
Deferred investment property acquisition obligations	(24,753)	(12,849)	—
Payments related to deferred investment property acquisition obligations	14,679	—	—
Accounts payable and accrued expenses	(327)	—	—
Other liabilities	(2,506)	(2,941)	(95)
Restricted escrows	2,800	758	—
Deferred costs	75	3	—
Accounts and rents receivable	364	246	—
Other assets	256	134	11
Accrued real estate taxes payable	(1,090)	(1,054)	—
Noncontrolling interest non-cash property contribution	—	(4,400)	—
Purchase of investment properties	$447,559	$330,530	$9,612

Cash paid for interest	$17,575	$3,854	$—

Supplemental schedule of non-cash investing and financing activities:

Distributions payable	$2,911	$1,289	$116

Contributions from sponsor — forgiveness of debt	$1,500	$—	$—

See accompanying notes to consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

(1) Organization

Inland Diversified Real Estate Trust, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 (inception) to acquire and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the “Real Estate Managers”), serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (“Shares”) at $10.00 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company provides the following programs to facilitate investment in the Company’s shares and limited liquidity for stockholders.

The Company allows stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP are not subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended (“SRP”), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year. In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

At December 31, 2011, the Company owned 46 retail properties and two office properties collectively totaling 5,579,328 square feet and one multi-family property totaling 300 units. As of December 31, 2011, the portfolio had a weighted average physical occupancy and economic occupancy of 94.7% and 97.3%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning the Company did not pay a portion of the purchase price at closing for certain vacant spaces, although it owns the entire property. The Company is not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement (note 13).

(2) Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year presentation.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records and each entity’s assets are not available to satisfy the liabilities of other affiliated entities, except as otherwise disclosed in Notes 9 and 13.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Restricted Cash and Escrows

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors in the amounts of $1,657 and $279 as of December 31, 2011 and 2010, respectively, relating to shares of the Company to be purchased by such investors, which settlement has not occurred as of the balance sheet date. Restricted escrows of $2,893 and $9,318 as of December 31, 2011 and 2010, respectively, primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts (note 13).

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Transactional costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense. Leasing fees are amortized on a straight-line basis over the term of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Depreciation expense was $16,715, $3,312 and $17 for the years ended December 31, 2011, 2010 and 2009, respectively.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that it believes would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•                  Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•                  Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•                  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods (note 13). The Company allocates the total purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $3,000, $705 and $0 was recorded as a reduction to rental income for the years ended December 31, 2011, 2010 and 2009, respectively.  Amortization pertaining to the below market lease value of $985, $249 and $3 was recorded as an increase to rental income for the years ended December 31, 2011, 2010 and 2009, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the acquired leases’ weighted-average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $10,107, $2,302 and $12 for the years ended December 31, 2011, 2010 and 2009, respectively. The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the weighted-average remaining lease term. As of December 31, 2011, no amount has been allocated to customer relationship value.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table summarizes the Company’s identified intangible assets and liabilities as of December 31, 2011 and 2010.

	December 31,
	2011	2010
Intangible assets:
Acquired in-place lease value	$119,287	$60,585
Acquired above market lease value	27,563	16,212
Accumulated amortization	(15,394)	(3,019)
Acquired lease intangibles, net	$131,456	$73,778

Intangible liabilities:
Acquired below market lease value	$18,657	$8,926
Accumulated amortization	(1,152)	(252)
Acquired below market lease intangibles, net	$17,505	$8,674

As of December 31, 2011, the weighted average amortization periods for acquired in-place lease, above market lease and below market lease intangibles are 13, 12 and 24 years, respectively.

Estimated amortization of the respective intangible lease assets and liabilities as of December 31, 2011 for each of the five succeeding years is as follows:

	In-place leases	Above market leases	Below market leases
2012	$11,101	$3,381	$1,106
2013	11,101	3,030	1,032
2014	11,101	2,570	1,017
2015	11,101	2,427	940
2016	10,606	2,281	860
Thereafter	52,323	10,434	12,550

Total	$107,333	$24,123	$17,505

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If the Company’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the years ended December 31, 2011, 2010 and 2009, the Company incurred no impairment charges.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Impairment of Marketable Securities

The Company assesses the investments in marketable securities for impairment. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary will result in an impairment to reduce the carrying amount to fair value using Level 1 and 2 inputs (note 6). The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, the Company considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company considers the following factors in evaluating our securities for impairments that are other than temporary:

•                  declines in the REIT and overall stock market relative to our security positions;

•                  the estimated net asset value (“NAV”) of the companies it invests in relative to their current market prices;

•                  future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and duration of the decline in the value of the securities

During the years ended December 31, 2011, 2010 and 2009, the Company incurred no other-than-temporary impairment charges.

Partially-Owned Entities

We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (“VIE”) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in income of unconsolidated entities on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the entities is reflected as investment in unconsolidated entities on the consolidated balance sheets.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Derivatives

The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risks inherent in variable rate debt. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. The Company’s interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date.  The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

(3) Acquisitions in 2011

Date Acquired	Property Name	Location	Property Segment	Square Footage	Approximate Purchase Price

1st Quarter
02/25/2011	Waxahachie Crossing	Waxahachie, TX	Retail	97,011	$15,500
03/09/2011	Village at Bay Park	Ashwaubenon, WI	Retail	180,758	16,697
03/11/2011	Northcrest Shopping Center (1)	Charlotte, NC	Retail	133,674	27,035
03/11/2011	Prattville Town Center (1)	Prattville, AL	Retail	168,914	26,949
03/25/2011	Landstown Commons	Virginia Beach, VA	Retail	409,747	91,164

2nd Quarter
04/14/2011	Silver Springs Pointe	Oklahoma City, OK	Retail	135,028	16,012
04/29/2011	Copps Grocery Store	Neenah, WI	Retail	61,065	6,236
04/29/2011	University Town Center (1)	Norman, OK	Retail	158,516	32,510
05/05/2011	Pick N Save Grocery Store	Burlington, WI	Retail	48,403	8,171
05/31/2011	Walgreens Portfolio (2)	Various, FL, GA & NC	Retail	85,974	26,637
06/01/2011	Perimeter Woods (1)	Charlotte, NC	Retail	303,353	53,986
06/17/2011	Draper Peaks (1)	Draper, UT	Retail	229,796	41,452
06/22/2011	Shoppes at Prairie Ridge (1)	Pleasant Prairie, WI	Retail	232,766	23,841
06/28/2011	Fairgrounds Crossing	Hot Springs, AR	Retail	155,127	24,471

3rd Quarter
08/18/2011	Mullins Crossing (1)	Evans, GA	Retail	297,168	38,250

4th Quarter
10/31/2011	Fox Point	Neenah, WI	Retail	171,121	18,242
12/07/2011	Harvest Square	Harvest, AL	Retail	70,600	12,350
12/21/2011	Palm Coast Landing	Palm Coast, FL	Retail	171,297	40,350
12/30/2011	Dollar General — Sycamore	Sycamore, AL	Retail	9,026	906

		Total		3,119,344	$520,759

(1)                     There is an earnout component associated with this acquisition that is not included in the approximate purchase price (note 13).

(2)                     The portfolio totaled three properties.

During the year ended December 31, 2011, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $520,759. The Company financed these acquisitions with net proceeds from the Offering and through the borrowing and loan assumptions of $326,479, secured by first mortgages on the properties and through the borrowing on the credit facility of $48,000.

The Company incurred $2,648, $1,953 and $50 during the years ended December 31, 2011, 2010 and 2009, respectively, of acquisition, dead deal and transaction related costs that were recorded in acquisition related costs in the consolidated statements of operations and other comprehensive income and relate to both closed and potential transactions. These costs include third-party due diligence costs such as appraisals, environmental studies, and legal fees as well as time and travel expense reimbursements to affiliates. The Company does not pay acquisition fees to its Business Manager or its affiliates.

For properties acquired during the year ended December 31, 2011, the Company recorded revenue of $29,418 and property net income of $835 not including expensed acquisition related costs.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table presents certain additional information regarding the Company’s acquisitions during the year ended December 31, 2011. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 13)
Waxahachie Crossing	$1,752	$13,190	$1,849	$1,452	$—
Village at Bay Park	5,068	8,956	2,549	359	—
Northcrest Shopping Center	3,907	26,974	3,437	347	6,935
Prattville Town Center	2,463	23,553	3,783	472	2,379
Landstown Commons	9,751	68,167	14,363	1,147	—
Silver Springs Pointe	3,032	12,126	1,171	373	—
Copps Grocery Store	892	4,642	701	—	—
University Town Center	5,471	26,506	2,856	850	1,703
Pick N Save Grocery Store	923	5,993	1,255	—	—
Walgreens Portfolio	3,998	20,855	1,873	194	—
Perimeter Woods (1)	9,010	44,081	4,763	98	2,432
Draper Peaks (2)	11,144	28,566	7,680	1,531	4,407
Shoppes at Prairie Ridge	4,556	20,387	4,033	—	5,174
Fairgrounds Crossing	6,163	14,356	4,460	772	—
Mullins Crossing (3)	5,683	30,264	5,556	1,757	1,723
Fox Point	3,502	11,581	3,396	238	—
Harvest Square	2,317	8,529	1,391	25	—
Palm Coast Landing	3,950	31,002	5,554	201	—
Dollar General - Sycamore	215	577	114	—	—

Total	$83,797	$400,305	$70,784	$9,816	$24,753

(1)                     The Company assumed a mortgage loan from the seller at the time of acquisition of $39,390 and recorded a mortgage premium of $1,588.

(2)                     The Company assumed a mortgage loan from the seller at the time of acquisition of $23,905.

(3)                     The Company assumed a mortgage loan from the seller at the time of acquisition of $22,233 and recorded a mortgage discount of $230.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table presents certain additional information regarding the Company’s acquisitions during the year ended December 31, 2010. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Building and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 13)
Pleasant Hill Commons	$5,000	$5,200	$2,175	$—	$—
Regal Court	6,500	31,306	6,769	1,285	—
Draper Crossing (1)	8,500	11,665	4,034	270	434
Tradition Village Center	4,400	12,702	3,657	891	—
The Landing at Tradition	21,090	25,185	11,791	4,117	—
Temple Terrace (2)	3,500	825	316	241	—
Kohl’s at Calvine Pointe	3,437	9,263	8,780	—	—
Lake City Commons	1,584	7,570	1,401	15	—
Publix Shopping Center (3)	2,065	6,009	1,194	8	—
Kohl’s Bend River Promenade	5,440	7,765	3,796	—	—
Whispering Ridge	2,101	6,444	1,461	—	—
Siemens’ Building	4,426	9,880	5,811	—	—
The Crossings at Hillcroft	1,240	17,362	2,068	—	—
Bell Oaks Shopping Center	1,800	9,058	2,648	454	—
Colonial Square Town Center	4,900	19,360	10,976	201	7,432
Shops at Village Walk	1,644	7,840	3,274	113	1,898
Time Warner Cable Div. HQ	682	15,408	1,960	—	—
Lima Marketplace	4,765	12,452	1,928	819	3,085
Dollar General Portfolio	1,088	6,734	703	—	—

Total	$84,162	$222,028	$74,742	$8,414	$12,849

(1)                     The Company assumed a mortgage loan from the seller at the time of acquisition of $14,984 and recorded a mortgage premium of $280.

(2)                     Temple Terrace also included $372 in construction in progress and $4,400 in noncontrolling interests.

(3)                     The Company assumed a mortgage loan from the seller at the time of acquisition of $7,278.

The following condensed pro forma consolidated financial statements for the years ended December 31, 2011 and 2010, include pro forma adjustments related to the acquisitions during 2011 considered material to the consolidated financial statements which were Northcrest Shopping Center, Prattville Town Center, Landstown Commons, University Town Center, Perimeter Woods, Draper Peaks, Shoppes at Prairie Ridge, Fairgrounds Crossing, Mullins Crossing and Palm Coast Landing, which are presented assuming the acquisitions had been consummated as of January 1, 2010.  The condensed pro forma consolidated financial statements below also includes pro forma adjustments related to all acquisitions during 2010 except the Dollar General Portfolio as this acquisition is not material to the consolidated financial statements.  The 2010 acquisitions are presented assuming the acquisitions had been consummated as of January 1, 2009.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

On a pro forma basis, the Company assumes the common shares outstanding as of the December 31, 2011 were outstanding as of January 1, 2010. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2011 and 2010 acquisitions had been consummated as of January 1, 2010 and 2009, respectively, nor does it purport to represent the results of operations for future periods.

	For the year ended December 31, 2011
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$72,115	$15,522	$87,637
Net loss attributable to common stockholders	$(2,279)	$(1,975)	$(4,254)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.05)		$(0.07)
Weighted average number of common shares outstanding, basic and diluted	42,105,681		58,431,177

	For the year ended December 31, 2010
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)
Total income	$18,198	$57,505	$75,703
Net loss attributable to common stockholders	$(1,743)	$(6,254)	$(7,997)

Net loss attributable to common stockholders per common share, basic and diluted	$(0.13)		$(0.14)
Weighted average number of common shares outstanding, basic and diluted	13,671,936		58,431,177

(4) Operating Leases

Minimum lease payments to be received under operating leases including ground leases, and excluding the one multi-family property (lease terms of twelve-months or less) as of December 31, 2011 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments
2012	$72,900
2013	68,857
2014	63,434
2015	59,886
2016	56,472
Thereafter	417,417
Total	$738,966

The remaining lease terms range from less than one year to 75 years. Most of the revenue from the Company’s properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations and other comprehensive income. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations and other comprehensive income.

(5) Unconsolidated Joint Venture

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by the Company and three other REITs sponsored by the Company’s Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/reimburse the members’ deductible obligations for the first $100 of property insurance and $100 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in U.S. GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting.

			Investment at
Joint Venture	Description	Ownership %	December 31, 2011	December 31, 2010
Oak Property & Casualty LLC	Insurance Captive	25%	$231	$189

The Company’s share of net income from its investment in the unconsolidated entity is based on the ratio of each member’s premium contribution to the venture. For the years ended December 31, 2011 and 2010, the Company was allocated income of $105 and $1, respectively.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

(6) Investment in Marketable Securities

Investment in marketable securities of $17,903 and $5,810 at December 31, 2011 and 2010, respectively, consists of primarily preferred and common stock and corporate bond investments in other publicly traded REITs, and commercial mortgage backed securities which are classified as available-for-sale securities and recorded at fair value.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. The Company had net unrealized losses of $269 for the year ended December 31, 2011, and net unrealized gains of $162 for the year ended December 31, 2010, which have been recorded as net other comprehensive income in the accompanying consolidated statements of operations and other comprehensive income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis or first-in, first-out basis. For the years ended December 31, 2011 and 2010, the Company had realized gains of $365 and losses of $2, respectively, which has been recorded as realized gain (loss) on sale of marketable securities in the accompanying consolidated statements of operations and other comprehensive income.

The Company’s policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and believes that decline to be other-than-temporary, which includes determining whether for marketable securities: (1) the Company intends to sell the marketable security, and (2) it is more likely than not that the Company will be required to sell the marketable security before its anticipated recovery.

(7) Fair Value of Financial Instruments

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties approximates their fair values at December 31, 2011 and 2010 due to the short maturity of these instruments.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy as described in note 2 — “Fair Value Measurements.”

The following table presents the Company’s assets and liabilities, measured at fair value on a recurring basis, and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2011 and 2010:

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

	Level 1	Level 2	Level 3	Total
December 31, 2011
Asset - investment in marketable securities	$11,558	$6,345	$—	$17,903
Liability - interest rate swap	$—	$1,293	$—	$1,293

December 31, 2010
Asset - investment in marketable securities	$3,822	$1,988	$—	$5,810
Liability - interest rate swap	$—	$—	$—	$—

The valuation techniques used to measure fair value of the investment in marketable securities above was quoted prices from national stock exchanges and quoted prices from third party brokers for similar assets (note 6). The Company performs certain validation procedures such as verifying changes in security prices from one period to the next and verifying ending security prices on a test basis.

The valuation techniques used to measure the fair value of the interest rate swaps above in which the counterparties have high credit ratings, were derived from pricing models provided by a third party, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company verifies the ending values provided by the third party to the values received on the counterparties statements for reasonableness. The Company’s discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves.

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs. The carrying value of the Company’s mortgage debt was $463,663 and $184,365 at December 31, 2011 and 2010, respectively, and its estimated fair value was $470,569 and $181,294 as of December 31, 2011 and 2010, respectively. The Company’s carrying amount of variable rate borrowings on the credit facility and securities margin payable approximates their fair values at December 31, 2011 and 2010.

(8) Transactions with Related Parties

The Company has an investment in an insurance captive entity with other REITs sponsored by our Sponsor. The entity is included in the Company’s disclosure of Unconsolidated Joint Venture (note 5) and is included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

As of December 31, 2011 and 2010, the Company owed a total of $1,909 and $4,139, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

At December 31, 2011 and 2010, the Company held $571 and $88 in shares of common stock in Inland Real Estate Corporation, which are classified as available-for-sale securities and recorded at fair value.

The Company has 1,000 shares of common stock in the Inland Real Estate Group of Companies with a recorded value of $1 at December 31, 2011 and 2010, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table summarizes the Company’s related party transactions for the years ended December 31, 2011, 2010 and 2009.

		For the year ended December 31,			Unpaid amounts as of December 31,
		2011	2010	2009	2011	2010

General and administrative:
General and administrative reimbursement	(a)	$1,793	$1,173	$34	$730	$666
Loan servicing	(b)	98	17	—	—	—
Affiliate share purchase discounts	(c)	55	83	—	—	—
Investment advisor fee	(d)	106	37	—	13	37
Total general and administrative to related parties		$2,052	$1,310	$34	$743	$703

Offering costs	(e)(f)	$30,179	$22,009	$3,330	$126	$351
Organization costs	(f)	—	—	56	—	—
Acquisition related costs	(g)	961	568	23	316	239
Real estate management fees	(h)	3,124	776	—	—	—
Business management fee	(i)	1,000	603	—	—	603
Loan placement fees	(j)	418	261	—	—	—
Cost reimbursements	(k)	75	113	—	—	19
Sponsor noninterest bearing advances	(l)	(1,500)	—	—	724	2,224
Sponsor contributions to pay dividends	(l)	1,500	2,889	96	—	—

(a)                  The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(b)                  A related party of the Business Manager provides loan servicing to the Company for an annual fee equal to .03% of the first $1,000,000 of serviced loans and .01% for serviced loans over $1,000,000. These loan servicing fees are paid monthly and are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(c)                   The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 55,203 shares and 83,239 shares to related parties for the years ended December 31, 2011 and 2010, respectively.

(d)                  The Company pays a related party of the Business Manager to purchase and monitor its investment in marketable securities.

(e)                   A related party of the Business Manager receives selling commissions equal to 7.5% of the sale price for each share sold and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold, the majority of which are reallowed to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds (which may, in the Company’s sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs). In addition, our Sponsor, its affiliates and third parties are reimbursed for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 1.5% of the gross offering proceeds. The Company will not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders’ equity accounts.

(f)                    As of December 31, 2011, the Company had incurred $64,127 of offering costs, including $10,515 of issuer costs. Of the $64,127, $55,752 was paid or accrued to related parties, the majority of which was then reallowed to third party soliciting dealers. Pursuant to the terms of the Offering, issuer costs may not exceed 1.5% of the gross offering proceeds over the life of the Offering. In addition, the Business Manager has agreed to reimburse the Company all organization and offering expenses (including issuer costs, selling commissions and the marketing contribution) which together exceed 11.5% of gross offering proceeds over the life of the Offering. The Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

(g)                   The Business Manager and its related parties are reimbursed for acquisition, dead deal and transaction related costs of the Business Manager and its related parties relating to the Company’s acquisition of real estate assets. These costs relate to both closed and potential transactions and include customary due diligence costs including time and travel expense reimbursements. Such costs are included in acquisition related costs in the accompanying consolidated statements of operations and other comprehensive income. The Company does not pay acquisition fees to its Business Manager or its affiliates.

(h)                  The real estate managers, entities owned principally by individuals who are related parties of the Business Manager, receive monthly real estate management fees up to 4.5% of gross operating income (as defined), for management and leasing services. Such costs are included in property operating expenses in the accompanying consolidated statements of operations and other comprehensive income.

(i)                      Subject to satisfying the criteria described below, the Company pays the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets” (as defined in the Offering prospectus dated September 29, 2011), calculated as follows:

(1)                 if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

(2)                 if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1625% of its “average invested assets” for that prior calendar quarter;

(3)                 if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)                 if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

(5)                 Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. This obligation to pay the accrued fee terminates if the Company acquires the Business Manager. For the year ended December 31, 2011, the Business Manager was entitled to a business management fee in the amount equal to $4,807 of which $3,807 was permanently waived. In 2011, the Company paid the 2011 fee and the accrued amount at December 31, 2010 related to the 2010 fee.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager, the Real Estate Managers and their affiliates for certain expenses that they, or any related party including the Sponsor, pay or incur on its behalf including the salaries and benefits of persons employed except that the Company will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as the Company’s executive officers, or the executive officers of the Business Manager, the Real Estate Managers or their affiliates; provided that, for these purposes, the secretaries will not be considered “executive officers.” These costs were recorded in general and administrative expenses in the consolidated statements of operations and other comprehensive income.

(j)                     The Company pays a related party of the Business Manager 0.2% of the principal amount of each loan it places for the Company. Such costs are capitalized as loan fees and amortized over the respective loan term.

(k)                  The Company reimburses a related party of the Business Manager for costs incurred for construction oversight provided to the Company relating to its joint venture redevelopment project. These reimbursements are paid monthly during the development period. These costs are capitalized and are included in construction in progress on the accompanying consolidated balance sheet.

(l)                      As of December 31, 2011 and 2010, the Company owed $724 and $2,224, respectively to our Sponsor related to advances used to pay administrative and offering costs prior to the commencement of our Offering. These amounts are included in due to related parties on the accompanying consolidated balance sheets. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to non interest bearing advances that were previously funded to the Company to cover a portion of distributions paid related to the three months ended December 31, 2010. For U.S. GAAP purposes, this forgiveness of debt was treated as a capital contribution from our Sponsor who has not received, and will not receive, any additional shares of our common stock for making this contribution. No additional contributions were made during the year ended December 31, 2011. For the year ended December 31, 2010, the Sponsor contributed $2,889 to the Company to pay 2010 distributions to its stockholders. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. In addition, the Company has not used any of the Sponsor’s initial $200 contribution to fund distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The Company may pay additional types of compensation to affiliates of the Sponsor in the future, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other types of compensation for the years ended December 31, 2011 and 2010.

As of December 31, 2011 and 2010, the Company had deposited cash of $3,171 and $3,640, respectively in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

(9) Mortgages, Credit Facility, and Securities Margins Payable

As of December 31, 2011, the Company had the following mortgages payable outstanding:

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at December 31, 2011 (a)	Notes
03/24/2012	Landstown Commons	Daily LIBOR + 3.00%	$50,140	(b)
09/01/2018	Perimeter Woods	6.02%	39,102	(d)
06/01/2015	The Landing at Tradition	4.25%	31,000	(c)
10/01/2015	Draper Peaks	5.74%	23,905	(d)
06/01/2015	Regal Court	5.30%	23,900
09/06/2016	Mullins Crossing	5.50%	22,112	(d)
06/01/2021	University Town Center	5.48%	18,690
01/01/2018	Colonial Square Town Center	5.50%	18,140	(e)
05/01/2021	Prattville Town Center	5.48%	15,930
05/01/2021	Northcrest Shopping Center	5.48%	15,780
10/06/2021	Fairgrounds Crossing	5.21%	13,453
06/22/2016	Shoppes at Prairie Ridge	30-Day LIBOR + 2.50%	13,359	(f)
10/01/2017	The Crossings at Hillcroft	3.88%	11,370
10/21/2016	Fox Point	30-Day LIBOR + 2.25%	10,837	(g)
09/01/2020	Kohl’s at Calvine Pointe	5.70%	10,500	(h)
10/01/2020	Siemens’ Building	5.06%	10,250
06/01/2015	Tradition Village Center	4.25%	9,500	(c)
11/05/2015	Kohl’s Bend River Promenade	30-Day LIBOR + 2.75%	9,350	(i)
06/01/2021	The Village at Bay Park	5.58%	9,183
11/01/2020	Time Warner Cable Div. HQ	5.18%	9,100
07/01/2021	Silver Springs	5.03%	8,800
04/01/2021	Lima Marketplace	5.80%	8,383
03/01/2021	Waxahachie Crossing	5.55%	7,750
05/10/2014	Publix Shopping Center	5.90%	7,071
01/01/2018	Shops at Village Walk	5.50%	6,860	(e)
06/01/2017	Pleasant Hill Commons	6.00%	6,800
01/01/2022	Harvest Square	4.65%	6,800
04/01/2021	Bell Oaks Shopping Center	5.59%	6,548
03/01/2015	Merrimack Village Center	6.50%	5,445
09/01/2020	Lake City Commons	5.70%	5,200	(h)
07/01/2021	Walgreens — Lake Mary Plaza	5.10%	5,080
09/01/2020	Whispering Ridge	5.70%	5,000	(h)
07/01/2021	Walgreens — Walgreens Plaza	5.30%	4,650
06/01/2041	Pick N Save Grocery Store	5.43%	4,490
07/01/2021	Walgreens — Heritage Square	5.10%	4,460
05/01/2041	Copps Grocery Store	5.43%	3,480

			$462,418

(a)                  Principal balance does not include mortgage premium, net of $1,246.

(b)                  The loan bears interest at a rate equal to daily LIBOR plus 3.00% (3.30% as of December 31, 2011).  The Company extended the loan until September 25, 2013 on March 14, 2012.  The Company has provided a partial guarantee on this loan making it recourse for $25,000 of the unpaid principal and 100% of unpaid interest.

(c)                   Each loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.00% from June 1, 2014 until June 1, 2015, the maturity date. Interest expense is recognized using the effective interest method

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

based on an effective interest rate of approximately 4.44%. The Company has provided a partial guarantee on these loans making it recourse for 50% of the unpaid principal and 100% of unpaid interest.

(d)                  Loan was assumed from the seller at the time of closing.  The Company has provided a partial guarantee on the Mullins Crossing loan making it recourse for $2,200 of the unpaid principal and unpaid interest.

(e)                   Loan is secured by cross-collateralized first mortgages on these two properties.

(f)                    The loan bears interest at a rate equal to thirty-day LIBOR plus 2.50% (2.79% as of December 31, 2011).  At the time of closing, the Company entered into an interest rate swap related to this loan.  See interest rate swap agreement section below.

(g)                   The loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% (2.54% as of December 31, 2011). On October 28, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreement section below

(h)                  Mortgage payable is secured by cross-collateralized first mortgages on these three properties.

(i)                      The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% (3.02% as of December 31, 2011).  On March 11, 2011, the Company entered into an interest rate swap related to this loan.  See interest rate swap agreement section below.

The principal amount of our mortgage loans outstanding as of December 31, 2011 and 2010 was $462,418 and $184,193, respectively, and had a weighted average stated interest rate of 4.94% and 5.16% per annum, respectively.  All of the Company’s mortgage loans are secured by first mortgages on the real estate assets.

The mortgage loans require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of December 31, 2011, all of the mortgages were current in payments and the Company was in compliance with such covenants.

On November 1, 2010, we entered into a credit agreement (as amended the “Credit Facility”), under which we may borrow, on an unsecured basis, up to $50,000. We have the right, provided that no default has occurred and is continuing, to increase the facility amount up to $150,000 with approval from the lender. The entire unpaid principal balance of all borrowings under the credit facility and all accrued and unpaid interest thereon will be due and payable in full on October 31, 2012, which date may be extended to October 31, 2013 subject to satisfaction of certain conditions, including the payment of an extension fee. We have the right to terminate the facility at any time, upon one day’s notice and the repayment of all of its obligations there under. We may borrow at rates equal to (1) the sum of (a) LIBOR, with a floor of 1.00% per annum, divided by an amount equal to one minus the then-current reserve requirement, plus (b) 3.50% per annum (referred to herein as a “LIBOR advance”) or (2) the Base Rate (as defined herein), plus a margin equal to 2.50% per annum (referred to herein as a “Base Rate advance”). As used herein, “Base Rate” means, for any day, the highest of: (i) the prime rate for that day; (ii) 2.00% per annum; (iii) the sum of the Federal Funds Effective Rate for that day plus 0.50% per annum; and (iv) the sum of LIBOR plus 1.00% per annum. We generally will be required to make interest-only payments, except that we may be required to make partial principal payments if we are unable to comply with certain debt covenants set forth in the Credit Facility. We also may, from time to time, prepay all or part of any Base Rate advance without penalty or premium, and may prepay any LIBOR advance subject to indemnifying each lender for any loss or cost incurred by it resulting therefrom. The Credit Facility requires compliance with certain covenants which the Company was in compliance with at December 31, 2011. Our performance of the obligations under the Credit Facility, including the payment of any outstanding indebtedness thereunder, is secured by a guaranty by certain of our material subsidiaries owning unencumbered properties. As of December 31, 2011 and 2010, the outstanding balance on the Credit Facility was $0 and $7,000, respectively.  The interest rate at December 31, 2011 was 4.50% per annum.

The Company has purchased a portion of its marketable securities through margin accounts. As of December 31, 2011 and 2010, the Company has recorded a payable of $1,293 and $1,507, respectively, for securities purchased on margin. The debt bears a variable interest rate. As of December 31, 2011 and 2010, the interest rate was 0.6% and 0.5% per annum, respectively.  The securities margin payable is due upon the sale of the marketable securities.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table shows the scheduled maturities of mortgages payable, Credit Facility and securities margin payable as of December 31, 2011 and for the next five years and thereafter:

	Mortgages Payable (1) (2)	Securities Margin Payable	Total
2012	$6,349	$1,293	$7,642
2013	50,764	—	50,764
2014	7,234	—	7,234
2015	103,442	—	103,442
2016	45,007	—	45,007
Thereafter	249,622	—	249,622
Total	$462,418	$1,293	$463,711

(1)         Excludes mortgage premiums associated with debt assumed at acquisition of which a net premium of $1,246, net of accumulated amortization, is outstanding as of December 31, 2011.

(2)         Landstown Commons loan matures on March 24, 2012. On March 14, 2012, the Company extended the maturity date to September 25, 2013 which has been reflected in the table accordingly.

Interest Rate Swap Agreements

On March 11, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,350 and a maturity date of November 5, 2015 associated with the debt secured by a first mortgage on the Kohl’s Bend River Promenade property.  This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.26% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.01%.

On June 22, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $13,359 and a maturity date of June 22, 2016 associated with the debt secured by a first mortgage on the Shoppes at Prairie Ridge property.  This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.97% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.47%.

On October 28, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,837 and a maturity date of October 21, 2016 associated with the debt secured by a first mortgage on the Fox Point property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.50% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.75%.

The Company has documented and designated these interest rate swaps as cash flow hedges.  Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective.  Effectiveness testing of the hedge relationship and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method.  As these interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to their fair values with corresponding offsets to accumulated other comprehensive income.  The interest rate swaps have been and are expected to remain highly effective for the life of the hedge.  Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness on the hedges is reported in other income/expense.  As of December 31, 2011, the Company had less than $1 of ineffectiveness on its cash flow hedges. Amounts related to the swaps expected to be reclassified from accumulated other comprehensive income to interest expense in the next twelve months total $484.

The table below presents the fair value of the Company’s cash flow hedges as well as their classification on the consolidated balance sheets as of December 31, 2011 and 2010.

	December 31, 2011		December 31, 2010
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as cash flow hedges:
Interest rate swaps	Other liabilities	$1,293	Other liabilities	$—

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The table below presents the effect of the Company’s derivative financial instruments on the consolidated statements of operations and other comprehensive loss for the years ended December 31, 2011 and 2010:

			Location of Loss			Location of
			Reclassified	Amount of Loss		Gain or (Loss)
	Amount of Loss		from	Reclassified from		Recognized in	Amount of Gain or
Derivatives in	Recognized in OCI on		Accumulated	Accumulated OCI		Income on	(Loss) Recognized in
Cash Flow	Derivative (Effective		OCI into Income	into Income		Derivative	Income on Derivative
Hedging	Portion)		(Effective	(Effective Portion)		(Ineffective	(Ineffective Portion)
Relationships	2011	2010	Portion)	2011	2010	Portion)	2011	2010
Interest rate swaps	$(1,581)	$—	Interest Expense	$(288)	$—	Other Expense	$—	$—

(10) Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of December 31, 2011 and 2010. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2011. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations and other comprehensive income for the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011, returns for the calendar years 2008 and 2009 remain subject to examination by U.S. and various state and local tax jurisdictions.

(11) Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the years ended December 31, 2011, 2010 and 2009, the Company declared cash distributions, totaling $25,263, $8,203 and $212, respectively.

(12) Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of December 31, 2011 and 2010, the Company did not have any dilutive common share equivalents outstanding.

(13) Commitments and Contingencies

As of December 31, 2011, the Company had outstanding commitments to fund approximately $7,566 into the Temple Terrace joint venture. The Company intends on funding these commitments with proceeds from the Offering.

The acquisition of ten of the Company’s properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from two to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has recorded a liability for the potential future earnout payments based on an estimate fair value at the date of acquisition using Level 3 inputs including lease-up period, market rents, probability of occupancy and discount rate.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Such amounts have been recorded as additional purchase price of those properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets as of December 31, 2011 and 2010. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations and other comprehensive income. The Company records changes in the underlying liability assumptions to acquisition related costs on the accompanying consolidated statements of operations and other comprehensive income. The maximum potential payment was $30,023 at December 31, 2011. The table below presents the change in the Company’s earnout liability for the years ended December 31, 2011 and 2010.

	For the years ended December 31,
	2011	2010
Earnout liability — beginning of year	$12,904	$—
Increases:
Acquisitions	24,753	12,849
Amortization expense	2,141	55
Expensed to acquisition related costs	316	—
Decreases:
Earnout payments	(14,824)	—
Earnout liability — end of year	$25,290	$12,904

The Company has provided a partial guarantee on four loans of our subsidiaries.  Two loans are recourse for 50% of the unpaid principal and 100% of unpaid interest. As of December 31, 2011, the outstanding principal balance on these two loans totaled $40,500 (note 9). One additional loan is recourse for $2,200 of unpaid principal and interest and another loan is recourse for a total of $25,000 of the unpaid principal and 100% of unpaid interest (note 9).

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(14) Segment Reporting

The Company has one reportable segment as defined by U.S. GAAP for the years ended December 31, 2011 and 2010. As the Company acquires additional properties in the future, we anticipate adding business segments and related disclosures when they become significant.

(15) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2011 for potential recognition and disclosure in these consolidated financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2012 through the close of business on April 30, 2012. Distributions were declared in a daily amount equal to $0.001639344 per share, which if paid each day for a 366-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•                  In January 2012, total distributions declared for the month of December 2011 were paid in the amount equal to $2,911, of which $1,141 was paid in cash and $1,770 was reinvested through the Company’s DRP, resulting in the issuance of an additional 186,320 shares of common stock.

•                  In February 2012, total distributions declared for the month of January 2012 were paid in the amount equal to $3,049, of which $1,204 was paid in cash and $1,845 was reinvested through the Company’s DRP, resulting in the issuance of an additional 194,194 shares of common stock.

•                  In March 2012, total distributions declared for the month of February 2012 were paid in the amount equal to $3,030, of which $1,197 was paid in cash and $1,833 was reinvested through the Company’s DRP, resulting in the issuance of an additional 192,905 shares of common stock.

On January 5, 2012, the Company acquired a fee simple interest in a 20,707 square foot retail property known as Dollar General Market — Port St. Joe located in Port St. Joe, Florida. The Company purchased this property from an unaffiliated third party for approximately $3,590.

On January 27, 2012, the Company entered into a $22,550 loan secured by a first mortgage on Palm Coast Landing. This loan bears interest at a fixed rate equal to 5.00%, and matures on March 1, 2022.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

On February 2, 2012, the Company entered into a $6,181 loan secured by cross-collateralized first mortgages on the entire Dollar General portfolio consisting of ten properties. This loan bears interest at a fixed rate equal to 5.25%, and matures on February 2, 2017.

As of March 1, 2011, our Company received proceeds from our Offering (including DRP), net of commissions, marketing contributions, and due diligence expense reimbursements, of approximately $595,962 and has issued approximately 66,077,645 shares of common stock.

On March 8, 2012, the Company acquired a fee simple interest in a 179,858 square foot retail property known as Hamilton Crossing located in Alcoa, Tennessee. The Company purchased this property from an unaffiliated third party for approximately $30,098.

On March 9, 2012, the Company acquired a fee simple interest in a 348,700 square foot retail property known as Shoppes at Branson Hills located in Branson, Missouri. The Company purchased this property from an unaffiliated third party for approximately $38,528 not including a contingent earnout component of $912. Additionally, the Company is under contract to purchase an additional 99,025 square feet contingent on assuming an existing mortgage payable of $12,149.

On March 9, 2012, the Company acquired a fee simple interest in a 10,566 square foot Dollar General store located in Buffalo, New York. The Company purchased this property from an unaffiliated third party for approximately $1,350.

On March 14, 2012, the Company entered into a loan modification agreement on the first mortgage loan encumbering Landstown Commons. This modification extends the maturity date from March 24, 2012 to September 25, 2013 and reduces the interest rate from LIBOR plus 3.00% per annum to LIBOR plus 2.25% per annum. The principal amount of the loan is unchanged at $50,140.

For pro forma purposes, the effects of the acquisitions, which closed on or subsequent to March 8, 2012, have not been disclosed as the initial purchase price accounting was incomplete at the time the financial statements were issued.

(16) Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2011 and 2010.

	2011
	Dec. 31	Sept. 30	June 30	March 31
Total income	$22,028	$21,334	$17,145	$11,608
Net income (loss) attributable to common stockholders	$302	$(940)	$(1,487)	$(154)
Net income (loss) attributable to common stockholders per common share, basic and diluted (1)	$0.01	$(0.02)	$(0.04)	$(0.01)
Weighted average number of common shares outstanding, basic and diluted (1)	54,037,413	45,723,031	38,231,644	30,128,389

	2010
	Dec. 31	Sept. 30	June 30	March 31
Total income	$9,157	$6,248	$2,195	$598
Net loss attributable to common stockholders	$(606)	$(13)	$(731)	$(393)
Net loss attributable to common stockholders per common share, basic and diluted (1)	$(0.03)	$(0.00)	$(0.07)	$(0.08)
Weighted average number of common shares outstanding, basic and diluted (1)	23,020,342	16,634,721	10,128,231	4,987,095

(1)                  Quarterly income per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Schedule III
Real Estate and Accumulated Depreciation

December 31, 2011

(Dollars in thousands)

		Initial Cost (A)		Cost Capitalized Subsequent	Gross amount at which carried at end of period (B)
	Encumbrance	Land	Buildings and Improvements	to Acquisition (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E),(F)	Date Constructed	Date of Acquisition
Retail
MERRIMACK VILLAGE CENTER	5,445	2,500	5,654	56	2,500	5,710	8,210	419	2007	2009
Merrimack, NH
PLEASANT HILL COMMONS	6,800	5,000	5,200	38	5,000	5,238	10,238	369	2008	2010
Kissimmee, FL
REGAL COURT	23,900	6,500	31,306	45	6,500	31,351	37,851	1,946	2008	2010
Shreveport, LA
DRAPER CROSSING	—	8,500	11,665	284	8,500	11,949	20,449	698	2001	2010
Draper, UT
TRADITION VILLAGE CENTER	9,500	4,400	12,702	—	4,400	12,702	17,102	711	2006	2010
Port St. Lucie, FL
THE LANDING AT TRADITION	31,000	21,090	25,185	4	21,090	25,189	46,279	1,417	2007	2010
Port St. Lucie, FL
TEMPLE TERRACE	—	3,500	825	3,263	3,500	4,088	7,588	101	1969	2010
Temple Terrace, FL
KOHL’S AT CALVINE POINTE	10,500	3,437	9,263	—	3,437	9,263	12,700	553	2007	2010
Elk Grove, CA
LAKE CITY COMMONS	5,200	1,584	7,570	—	1,584	7,570	9,154	423	2008	2010
Lake City, FL
PUBLIX SHOPPING CENTER	7,071	2,065	6,009	—	2,065	6,009	8,074	318	2003	2010
St. Cloud, FL
KOHL’S BEND RIVER PROMENADE	9,350	5,440	7,765	—	5,440	7,765	13,205	396	2009	2010
Bend, OR
WHISPERING RIDGE	5,000	2,101	6,445	—	2,101	6,445	8,546	304	2008	2010
Omaha, NE
BELL OAKS SHOPPING CENTER	6,548	1,800	9,058	—	1,800	9,058	10,858	396	2008	2010
Newburgh, IN
COLONIAL SQUARE TOWN CENTER	18,140	4,900	19,360	—	4,900	19,360	24,260	870	2010	2010
Fort Myers, FL
SHOPS AT VILLAGE WALK	6,860	1,645	7,840	—	1,645	7,840	9,485	326	2009	2010
Fort Myers, FL
LIMA MARKETPLACE	8,383	4,765	12,452	2	4,765	12,454	17,219	460	2008	2010
Fort Wayne, IN
DOLLAR GENERAL - ARITON	—	35	704	—	35	704	739	25	2010	2010
Ariton, AL
DOLLAR GENERAL - COLLINS	—	142	720	—	142	720	862	25	2010	2010
Collins, GA

		Initial Cost (A)		Cost Capitalized Subsequent	Gross amount at which carried at end of period (B)
	Encumbrance	Land	Buildings and Improvements	to Acquisition (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E),(F)	Date Constructed	Date of Acquisition
DOLLAR GENERAL - DECATUR	—	171	676	—	171	676	847	25	2010	2010
Decatur, AL
DOLLAR GENERAL - DUBLIN	—	258	876	—	258	876	1,134	32	2010	2010
Dublin, GA
DOLLAR GENERAL - DUNCANVILLE	—	78	733	—	78	733	811	27	2010	2010
Duncanville, AL
DOLLAR GENERAL - EXCEL	—	49	810	—	49	810	859	28	2010	2010
Frisco City, AL
DOLLAR GENERAL - LAGRANGE	—	197	838	—	197	838	1,035	31	2011	2010
LaGrange, GA
DOLLAR GENERAL - MILLEDGEVILLE	—	139	650	—	139	650	789	23	2010	2010
Milledgeville, GA
DOLLAR GENERAL — URIAH	—	19	727	—	19	727	746	26	2010	2010
Uriah, AL
WAXAHACHIE CROSSING	7,750	1,752	13,190	—	1,752	13,190	14,942	405	2010	2011
Waxahachie, TX
VILLAGE AT BAY PARK	9,183	5,068	8,956	4	5,068	8,960	14,028	280	2005	2011
Ashwaubenon, WI
NORTHCREST SHOPPING CENTER	15,780	3,907	26,974	—	3,907	26,974	30,881	791	2008	2011
Charlotte, NC
PRATTVILLE TOWN CENTER	15,930	2,463	23,553	—	2,463	23,553	26,016	692	2007	2011
Prattville, AL
LANDSTOWN COMMONS	50,140	9,751	68,167	80	9,751	68,247	77,998	1809	2007	2011
Virginia Beach, VA
SILVER SPRINGS POINTE	8,800	3,032	12,126	—	3,032	12,126	15,158	335	2001	2011
Oklahoma City, OK
COPPS GROCERY STORE	3,480	892	4,642	—	892	4,642	5,534	115	2000	2011
Neenah, WI
UNIVERSITY TOWN CENTER	18,690	5,471	26,506	—	5,471	26,506	31,977	652	2009	2011
Norman, OK
PICK N SAVE GROCERY STORE	4,490	923	5,993	—	923	5,993	6,916	149	2009	2011
Burlington, WI
WALGREENS - LAKE MARY	5,080	1,743	7,031	—	1,743	7,031	8,774	151	2009	2011
Lake Mary, FL
WALGREENS PLAZA	4,650	1,031	7,320	—	1,031	7,320	8,351	158	2010	2011
Jacksonville, NC
WALGREENS - HERITAGE SQUARE	4,460	1,224	6,504	—	1,224	6,504	7,728	140	2010	2011
Conyers, GA
PERIMETER WOODS	40,562	9,010	44,081	—	9,010	44,081	53,091	905	2008	2011
Charlotte, NC
DRAPER PEAKS	23,905	11,144	28,566	—	11,144	28,566	39,710	534	2007	2011
Draper, UT
SHOPPES AT PRAIRIE RIDGE	13,359	4,556	20,388	—	4,556	20,388	24,944	381	2009	2011
Pleasant Prairie, WI

		Initial Cost (A)		Cost Capitalized Subsequent	Gross amount at which carried at end of period (B)
	Encumbrance	Land	Buildings and Improvements	to Acquisition (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E),(F)	Date Constructed	Date of Acquisition
FAIRGROUNDS CROSSING	13,453	6,163	14,356	—	6,163	14,356	20,519	270	2011	2011
Hot Springs, AR
MULLINS CROSSING	21,898	5,683	30,263	—	5,683	30,263	35,946	355	2005	2011
Evans, GA
FOX POINT	10,837	3,502	11,581	20	3,502	11,601	15,103	109	2008	2011
Neenah, WI
HARVEST SQUARE	6,800	2,317	8,529	—	2,317	8,529	10,846	26	2008	2011
Harvest, AL
PALM COAST LANDING	—	3,950	31,002	—	3,950	31,002	34,952	—	2010	2011
Palm Coast, FL
DOLLAR GENERAL — SYCAMORE	—	215	577	—	215	577	792	—	2011	2011
Sycamore, AL
Office
SIEMENS’ BUILDING	10,250	4,426	9,880	405	4,426	10,285	14,711	484	2009	2010
Buffalo Grove, IL
TIME WARNER CABLE DIVISION HQ	9,100	682	15,408	—	682	15,408	16,090	588	2000	2010
East Syracuse, NY
Multi-Family
THE CROSSINGS AT HILLCROFT	11,370	1,240	17,362	—	1,240	17,362	18,602	764	2007	2010
Houston, TX

TOTAL (G):	463,664	170,460	627,988	4,201	170,460	632,189	802,649	20,042

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

Schedule III (continued)

Real Estate and Accumulated Depreciation

(Dollars in thousands)

December 31, 2011

Notes:

(A)                The initial cost to the Company represents the original purchase price of the property, including estimated earnouts and other amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B)                The aggregate cost of real estate owned at December 31, 2011 for federal income tax purposes was approximately $910,405 (unaudited).

(C)                Does not include construction in progress.

(D)                Reconciliation of real estate owned:

	Year ended December 31,
	2011	2010
Balance at beginning of period	$314,344	$8,154
Acquisitions	484,101	306,190
Improvements	4,201	—
Balance at close of period	$802,646	$314,344

(E)                 Reconciliation of accumulated depreciation:

	Year ended December 31,
	2011	2010
Balance at beginning of period	$3,329	$17
Depreciation expense	16,715	3,312
Balance at close of period	$20,044	$3,329

(F)                  Depreciation is computed based upon the following estimated lives:

Buildings and improvements	15 – 30 years
Tenant improvements	Shorter of life of asset or term of the lease

(G)                Amounts in this table may not tie to the total due to rounding.